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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2

                                  Form 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


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              FINANCIALWEB.COM, INC.
------------------------------------------------------------------------------------------------------------------------
          (Name of Small Business Issuer in its charter, as amended)


                   Nevada                                                 93-1202428
         ----------------------------------------------              ----------------------------------------------
           (State or other jurisdiction of                                (I.R.S. Employer Identification No.)
           incorporation or organization)

           201 Park Place, Altamonte Springs, Florida                            32701
         ----------------------------------------------              ----------------------------------------------
           (Address of principal executive offices)                            (Zip code)

                     (407) 834-4443
         ----------------------------------------------
           (Issuer's telephone number)

         Securities to be registered under Section 12(b) of the Act:


                     Title of each class                                  Name of each exchange on which
                     To be so registered                                  each class is to be registered

                     N/A                                                                N/A
         ----------------------------------------------              ----------------------------------------------



         Securities to be registered under Section 12(g) of the Act:

                                            Common Stock, par value $.001 per share
         ----------------------------------------------------------------------------------------------------------
                                                         (Title of class)
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                            FINANCIALWEB.COM, INC.

                                  FORM 10-SB

                               TABLE OF CONTENTS

Page
PART I.........................................................................................    1
ITEM 1 - DESCRIPTION OF BUSINESS...............................................................    1
ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF
OPERATIONS.....................................................................................   12
ITEM 3 - DESCRIPTION OF PROPERTY...............................................................   14
ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT........................   15
ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..........................   16
ITEM 6 - EXECUTIVE COMPENSATION................................................................   19
ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS..................................   20
ITEM 8 - LEGAL PROCEEDINGS.....................................................................   20
ITEM 9 - MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS..............................   20
ITEM 10 - RECENT SALES OF UNREGISTERED SECURITIES..............................................   21
ITEM 11 - DESCRIPTION OF SECURITIES............................................................   22
ITEM 12 - INDEMNIFICATION OF DIRECTORS AND OFFICERS............................................   23
ITEM 12 - INDEMNIFICATION OF DIRECTORS AND OFFICERS............................................   23
ITEM 13 - FINANCIAL STATEMENTS.................................................................   25
ITEM 14 - CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE...........................................................................   25
ITEM 15 - FINANCIAL STATEMENTS AND EXHIBITS....................................................   25

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                                       i
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PART I

ITEM 1- DESCRIPTION OF BUSINESS

Corporate History


     FinancialWeb.com, Inc. ("FWEB," "FinancialWeb," or the "Company") is a publicly traded company (OTC BB: FWEB). It was originally incorporated in Utah as Vital Technologies, Inc., in 1983, then redomiciled in the State of Nevada in 1988. The Company was inactive from 1991 through 1996. Prior to its association with current management, the Company was known as Peppermint Park Productions, Inc., a development stage company with no significant assets.

     In March of 1997, the Company focused on the development of Internet media publishing and communications, at which time it adopted the name Axxess, Inc., and elected a new management team. On January 4, 1999, the Company adopted its current name, in order to more accurately reflect its core business.

Business and Properties

     Industry Overview

     The Internet is rapidly growing into a significant global medium for communications, news, information and commerce, particularly in the United
States. An estimated 25% of U.S. households now use the Internet, which is projected to rise to 33% in 1999 and to 66% by 2003/1/. Some 55% of the U.S.
adult population (108 million) accessed the Internet during the final three months of 1998, up from 40% in the first three months of the year/2/.

     The Internet offers advertisers the ability to target their messages and to make changes quickly and frequently in response to market factors, current events and consumer feedback. Ad effectiveness is measured by the number of "impressions" delivered to customers and the "click-through" rate to advertisers' web sites. This level of targetability, flexibility, and measurability is not available through traditional print or broadcast media.

     Online advertising revenue was estimated at $266.9 million in 1996, $907 million in 1997/3/, and $2.1 billion in 1998. Web ad revenue of $5.5 billion is predicted for 1999, which represents a 161.9% increase over last year/4/. Online ad spending is expected to reach $7.1 billion by 2002/5/, and will climb to an estimated $15 billion by 2003/6/. Online advertising is showing significantly stronger yearly growth than television advertising/7/, has proven to be efficacious/8/, and continues to gain ground on print advertising, as people move from the newspaper to the Internet for news and information. Its 240% projected growth rate has dwarfed cable television's 15.5% growth rate/9/.

------------------------------
/1/ Yankee Group survey, March, 1999.
/2/ INTECO Corp. survey, January, 1999.
/3/ Fox Market Wire: "1997  a Breakthrough Year of Online Advertising", April 8,
1998, citing figures compiled by Coopers and Lybrand.
/4/ Simba Information report: "Web Advertising 1998-1999 Market Analysis and
Forecast", February, 1999 (including $2.1 billion figure for 1998); earlier reports predicted $3.8 billion in ad revenues by the year 2000 (6th E Overview
Report of eMarketer, August, 1998). Another study by eMarketer estimates ad revenues as follows: 1998: $1.5 billion, 1999: $2.61 billion, 2000: $4.2 billion, 2001:  $6.7 billion, 2002: $8.9 billion. (CyberAtlas: Advertising:
"Increase in Ad Spending Predicted" March 25, 1999).
/5/ Supra
/6/ PC World: "Online Advertising to Increase Tenfold", August 21, 1998, citing
Forrester Research, Inc. report.
/7/ Internet Advertising Bureau, press release, April 8, 1998, citing figures compiled by Coopers & Lybrand.
/8/ The Ipsos-ASI/AOL study of February 1999 shows that consumers are as likely to remember an online banner ad as a television commercial; the Netratings survey of October, 1998, concludes that "Web banner ads significantly increase the audience reach of a product", and the February, 1999 study of online brand loyalty by Cyber Dialogue, found that one third of consumers have changed their perception of a brand because of online advertising.
/9/ Coopers and Lybrand report, April 1998.

                                       1
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     More than 38% of all U.S. financial household assets are in stocks, an all-time high/10/. Dubbed "America's new national pastime"/11/, trading stocks has become an online hobby for some 2.4 million American households/12/. The number of online investors increased by 2.2 million in 1998, to more than
5.2 million/13/. The online brokerage industry as a whole accumulated
3.6 million new accounts in 1998, to end the year with 7.3 million accounts, representing some 4.4 million investors/14/. Internet financial sites are uniquely suited to provide on-line traders with essential information, since print media cannot offer real-time data and broadcasters offer limited depth of content. Many analysts believe the Internet has substantially stimulated the recent surge in trading activity, which rose 34% in the final three months of
1998 and comprised one of every seven trades/15/.

     The growing availability of online trading services and instant stock information is allowing investors to bypass traditional stockbrokers and take control of their own portfolios/16/. This investment population is growing/17/, and represents a valuable demographic for potential advertisers. Online investors have an average net worth of over $236,000, and on average have invested more than $90,000 of their assets online/18/.

     While many financial-oriented Internet sites have been developed, the Company believes that a significant opportunity exists for an online "one-stop shop" for investors that features unique editorial content and proprietary analytical features, creating a targeted and demographically desirable audience that is highly attractive to advertisers.

     General Business

     FWEB pursues commercial opportunities in the Internet publishing business.
The Company continues to enhance its online destination for financial information through a network of Internet sites under the brand
"FinancialWeb(TM)." The sites provide visitors with extensive and useful financial and investment information free of charge.

     The business strategy is to gain market share by enhancing existing Company sites, developing new Company sites, and acquiring and improving popular online news and financial publications, market data services and related applications.
Further, the Company plans to aggressively market the content, features and brand awareness of its products to online consumers in order to gain market share. An easy-to-use site with strong content that is easy to download are the core ingredients necessary to build and maintain a loyal, online audience./19/.
On March 22, 1999, FWEB entered into an agreement with Blue Hyper Media Inc. of
New York, N.Y., to redesign its site, in furtherance of its policy of close adherence to the aforementioned criteria.


-------------------------
/10/ Ned Davis Research report, March, 1999.
/11/ Cyber Atlas: Finance: "Online Investing Goes Mainstream", March 11, 1999.
/12/ Forrester Technographics Report, March 1999.
/13/ NFO Interactives study: "Online Brokerage Market: Consumers, Web Sites and
Competition," 2nd Edition, December , 1998.
/14/ Cyber Atlas: Finance: "More Than 5 Million Invest Online", February 11,
1999, citing Piper Jaffray research.
/15/ Bloomberg News: "One Third Increase in Online Traders", January 29, 1999,
citing a Credit Suisse First Boston Corp. report.
/16/ Survey results show that 40% of Americans who access the Internet do so to obtain product information, 27% to obtain investment data and advice, and 14%
for online services. (Find/SVP: "US Internet Users Prefer Local Content",
September, 1997). Forty percent of the over 13 million US adults over the age of 50 who have Internet access use it to help them make better investment decisions.  ( SeniorNet and Charles Schwab, Inc. study, October, 1998.)
/17/ In ZDNeT's Internet Trak Survey of January, 1999 5.1 million people said they are very likely to trade stocks or bonds online, a 70% increase over the 3 million who traded during the 3 months before the survey was conducted.
/18/ See note 11.
/19/ Respondents cited high quality content (75%), ease of use (66%), quick download time (58%) and frequent updates (54%) as the principal reasons for returning to a web site.  (Forrester Research: "Strong Content Means a Loyal
Audience", January 27, 1999).

                                       2

     The Company plans to generate revenues principally through the sale of advertising and sponsorships, and from the sale of products and services marketed through its Internet sites. Additional revenues in the form of licensing fees and commissions are anticipated through the sale of ancillary and value-added products developed by the Company or by third parties.

     FWEB's presence on the Internet currently consists of eighteen (18) web sites united as a network under the domain name "www.FinancialWeb.com." In addition to FinancialWeb.com, these sites include: "The SmallCap Investor" (TM), "Quote Central" (TM), "Stock Detective" (TM), "Wall Street Guru" (TM), "Rapid Research" (TM), "StockTools" (TM), "InvesToons" (TM), "NewsVest" (TM), "Mr. EDGAR" (TM), "YourFunds.com" (TM), "Annual Reports OnLine" (TM), "Strike Price"
(TM), FinancialWeb University" (TM), "Bull Mart" (TM), "The Bear Tracker" (TM), and "IPO Zone" (TM). Two additional sites offering financial information are under development for inclusion in the FinancialWeb.com family. For the month ending June 30, 1999, the sites generated 3,303,813 page views. The Company intends to improve these sites through the expansion of editorial content and market data features, marketing the sites to potential new users, raising awareness of the FinancialWeb.com brand, and acquiring sites with substantial established traffic and related content.

     FWEB develops content and programs for its web sites from available data, information and software platforms and its own proprietary technology, research and editorial resources. The Company believes that the basic technology platforms required to implement its business plan are readily available at cost-effective rates due to the increasing competition among computer equipment manufacturers, Internet service providers and local and national telecommunications companies. Nevertheless, FWEB recognizes the need for independence. The Company maintains its own servers and Internet connections for data development and control purposes and will seek additional external server and Internet connections for enhanced systems redundancy. In addition, FWEB has developed internal software to add value to FWEB's products and services and create proprietary assets.

     As the need for future software development programming, as well as sales and administrative support, grows in significance, FWEB believes that the hiring and retention of talented personnel will be the key to a more successful enterprise. In order to achieve these personnel needs, FWEB has located its corporate headquarters and base of operations in Altamonte Springs, Florida. The Company believes this location's proximity to Orlando, Florida, provides an attractive source of educated personnel at competitive wages. Within a year, FWEB anticipates increasing its staff from 24, in July 1999, to approximately 35-50 full time employees. Further, the nature of its business allows FWEB the option of retaining or contracting for personnel in such areas as editorial, graphic arts and programming through telecommuting.

     Overview

     FWEB presently operates a network of eighteen (18) Internet sites united under the domain name "www.FinancialWeb.com." In 1998, FWEB upgraded these sites and released FinancialWeb version 2.0, which resulted in integration of standard navigation and design elements among all FinancialWeb sites. Management believes this has improved cross-site traffic and enhanced the network organization of the related financial sites, which can be generally separated into two complementary categories: editorial and market data.

     Market data include, but are not limited to, the following:


     .  Delayed stock, bond, options and mutual fund quotes for all U.S.
        exchanges;

     . Real-time stock quotes for all U.S. exchanges during market hours; . Portfolio tracking tools for stocks and options;
     .  Fundamental and technical stock screening tools;
     . A variety of charting features including intra-day charts, one- and five-year charts, plus a custom charting feature which allows for overlaying charts of up to five securities at a time;
     .  Mutual fund reports and fund screening tools;
     .  Daily earnings announcements;

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     .  Analyst recommendations and opinions;
     .  News on individual securities;
     .  General market news wire stories;
     .  Major indices;
     .  Industry groupings;
     .  Stock market gainers and losers;
     .  Historical stock and options price and volume data;
     .  Economic announcements;
     .  Stock splits;
     .  SEC filings
     .  IPO Data

     Management believes that this collective offering of market data is currently competitive with that offered by other leading financial sites. Management intends to further cater to its target audience by making available additional market data information, such as advanced portfolio tracking tools, advanced custom charting features, stock and bond guides, commodities quotes and charts, and insider transaction data.

     The role of editorial content is considered equally important in attracting and retaining site visitors. Unique and proprietary editorial content is often a lightning rod for publicity and a principal attraction for branding, distribution and syndication. FWEB provides such content through its in-house research, reporting and editorial staff, as well as independent contractors and contributors. FWEB's Editor-in-Chief oversees the publication of all editorial content.

     FWEB's Stock Detective (www.stockdetective.com) site illustrates the potential of unique editorial content. Stock Detective, which publishes original investigative reports uncovering potential securities fraud and articles educating investors to the dangers of excessively risky and potentially fraudulent investments, has been featured by CBNC, Smart Money, Forbes, Money.com and CBS MarketWatch. This publicity increases awareness of FinancialWeb.com among its target audience while enhancing its reputation among current users. Other original content featured on other FWEB sites includes "Daily Guru," "The 5 O'clock Shadow," "Your Funds Daily" and "Small Cap Story Stocks" (daily columns); "Joe Knows" (weekly); and "The SmallCap Investor Stock of the Month" and "Bear of the Month." (monthly)

     To supplement its original editorial content, FWEB provides original and reprinted or syndicated content through independent contributors on a regular recurring basis and from time to time as special features. Regular contributors include well-known experts Ralph Acampora, Senior Technical Analyst at Prudential Securities; Charles Carlson, author and syndicated financial columnist; Al Frank, editor of The Prudent Speculator newsletter; Sheldon Jacobs, editor of The No-Load Fund Investor newsletter; and Douglas Pike, cartoonist and financial humorist. Occasional contributors Mark Hulbert, Forbes columnist and editor of The Hulbert Financial Digest; James Oberweis, editor of the Oberweis Report newsletter; Lynn O'Shaughnessy, veteran mutual fund writer; and Geraldine Weiss, publisher of the Investment Quality Trends newsletter. FinancialWeb intends to increase its use of well-known financial columnists and attract and retain talented editorial staff in order to increase the quantity and quality of its original editorial content.

     Over time, FWEB has successfully acquired and incorporated web sites such as "The SmallCap Investor" and "StockTools" into its financial information family and intends to continue such acquisitions in the future. As of this writing, there are no plans, agreements or understandings regarding any specifically identified acquisitions. The Company also plans to develop additional sites to enhance its utility to its target audience. In 1999, FWEB expects to launch several new additions to the FinancialWeb network including:
"StreetChat," a live chat and message board service; and "The Higher Yield," providing research and editorial commentary on bonds and other fixed-income products.

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              Individual Web Sites
              --------------------

     The following is a description of existing and planned web sites:

                            Organizational Web Site
                            -----------------------

FINANCIALWEB HOME PAGE (www.FinancialWeb.com)
LAUNCHED: March 1997

DESCRIPTION: The FinancialWeb home page serves primarily as a table of contents to the various sites comprising the FinancialWeb network and to highlights new features and editorial content to aid in the navigation of the sites. Its name and address are designed to attract first-time visitors to the various FinancialWeb sites and become a "bookmark" for Internet users. The domain name was purchased by FWEB from its original registrant in 1997.

                    Current Web Sites Offering Market Data
                    --------------------------------------

STRIKE PRICE (www.strikeprice.com)
LAUNCHED:  November 1998

DESCRIPTION: Presently, there are few sites on the Internet offering comprehensive information for options investors. FWEB has developed Strike Price to fill this gap, and believes that the site may become a leading options web site by offering extensive options quote information, including delayed options strings, option quotes, option portfolio monitoring and alert features, plus original and contributed options editorial and educational information. Options quote data is provided under agreements with North American Quotations and S&P Comstock.


ANNUAL REPORTS ONLINE (www.AROL.com)
LAUNCHED: August 1998

DESCRIPTION: While many corporations offer their annual reports on their own web sites and distributors will forward requested reports via the mail, Annual Reports OnLine (AROL) provides an efficient central "hosting" location that allows investors to quickly access several annual reports at once. AROL reproduces the company's annual report in full with pictures, graphs and text, and provides instant access to each company's current stock quote via FWEB's Quote Central data engine and fundamental data via FWEB's Rapid Research web site.

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YOURFUNDS.COM (www.yourfunds.com.)
LAUNCHED: August 1998

DESCRIPTION: A full 44% of U.S. households own mutual funds, according to a USA Today/Gallup poll conducted in early 1999. YourFunds.com provides editorial coverage of the mutual fund industry and a searchable database providing detailed, comprehensive data on thousands of mutual funds. Fund data is accessible through a variety of directory and fund screening applications on the site. Editorial content currently includes regular columns contributed by George Benigno, YourFunds.com editor and former research editor at Mutual Fund Magazine; Joseph Duarte, editor of The Wall Street Detective web site; and Sheldon Jacobs. The site was developed in-house and data content is obtained through a non-exclusive, non-transferable and worldwide license with ValueLine Publishing in exchange for an annual fee.


MR. EDGAR (www.mredgar.com)
LAUNCHED: April 1998

DESCRIPTION: A free alternative to accessing the SEC's EDGAR, Mr. EDGAR provides access to SEC filings in easy-to-use, browser formatted web pages. Content for Mr. EDGAR is provided by Parties Corporation, publisher of the FreeEDGAR.com web site. While Mr. EDGAR is essentially a private-label version of FreeEDGAR.com, it provides FinancialWeb with an alternative to referring visitors away its own sites to obtain the same information.


STOCKTOOLS (www.stocktools.com)
LAUNCHED:  February 1998

DESCRIPTION: StockTools was acquired from its original developer in February 1998. With nearly one-half million monthly page views, StockTools was one of the first public web sites to provide free quote and graph pages inclusive of all U.S. and Canadian stock exchanges. StockTools' proprietary programs include "Graph Wizard," a stock graphing tool allowing a user to graph a security against up to four other securities or industry groups. StockTools also offers a free historical stock data tool as well as a portfolio management tool. StockTools is scheduled for significant feature upgrades, including additional advanced graphing capabilities that will compete with graphing features offered by other stock sites. Data content is obtained through a non-exclusive license with North American Quotations.


RAPID RESEARCH (www.rapidresearch.com)
LAUNCHED:  December 1997

DESCRIPTION: Completely developed in-house by FWEB's technical staff, Rapid Research offers two stock screening modules and detailed fundamental stock reports for approximately 8,000 listed equity securities on all U.S. exchanges. Each Rapid Research stock report contains over 150 points of current and historical fundamental performance data and comparative performance data encompassing up to five years. Each report also contains an interactive price/volume chart with five years of data. Using Java technology, the user can zoom in on a portion of the chart for an expanded view and can point to a data bar for a "pop-up" view of the underlying chart values. The renewable, non-exclusive license with Media General requires a monthly fee and continues through September 2000 under its present terms. Rapid Research has received favorable publicity from CNBC, the Wall Street Journal, Barron's and TheStreet.com.


QUOTE CENTRAL (www.quotecentral.com)
LAUNCHED:  April 1997

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DESCRIPTION:  Quote Central provides a variety of detailed and historical stock and index quote information and links those quotes to additional information about each security to its charts, news, research, fundamental data and other corresponding information on the FinancialWeb network. Delayed quotes are available for securities listed on all U.S. and Canadian exchanges and free real-time quotes are available during market hours for all securities listed on the U.S. exchanges. Quote Central also provides users with free portfolio tracking tools, symbol searching tools and comparative quote data, including intra-day market leaders and laggards. FinancialWeb plans to integrate a new product called "FinancialWeb Anywhere" that would include portable quote and portfolio data to be emailed, faxed or delivered to a user's pager or other digital communications. Quote data is provided to FWEB under agreements with North American Quotations and S&P Comstock.

IPO-ZONE (www.ipo-zone.com)
LAUNCHED:  July 1999

DESCRIPTION: FWEB's newest site is "IPO Zone", which provides timely and comprehensive information about upcoming offerings, new issues and the progress of recent IPOs. In addition, management plans to feature articles and columns about IPO markets and investing in IPOs by staff writers and independent contributors.

                 Current Web Sites Offering Editorial Content
                 --------------------------------------------


BULL MART (www.bullmart.com)
LAUNCHED: December 1998

DESCRIPTION: FWEB management believes that its visitor demographics, consistent with the nature of the sites' content, can be characterized as having significant disposable income. As the Internet is increasingly used as a point-of-purchase marketplace, the Company believes BullMart can capitalize on the purchasing power of its target audience by selling financially related goods such as books and software. Revenues from Bull Mart sales will be derived from commissions, markup or from gross sales for products distributed by FinancialWeb and in cooperation with various merchandising partners. FWEB has contracted with Amazon.com, Enews and T. Shipley for sales of books, magazines and business accessories.


FINANCIAL WEB UNIVERSITY (www.fwuniversity.com)
LAUNCHED: September 1998

DESCRIPTION: An increasing number of consumers accessing the Internet are relative novices to the ways of investing. Others are eager to enhance or hone their skills. FinancialWeb University (FWU) seeks to appeal to both groups while enhancing the attraction of every web site in the FinancialWeb family. Presently in an early stage of development, FWU will be segregated into three categories: an interactive glossary, the FWU's University curriculum and a question-and-answer forum. FWU will seek contributions from leading financial analysts and personalities to lend additional credibility and attraction to FWU. Planned curriculum will consist of a four-tier "college" divided into freshman, sophomore, junior and senior courses. Each course will be followed by an interactive, on-line exam and the student's progress will be tracked through his or her own cyber-transcript, complete with grades and a cumulative grade-point average. Students completing the curriculum and a final exam will be awarded a virtual diploma that can be printed from the user's browser.


NEWSVEST (www.newsvest.com)
LAUNCHED: July 1998

DESCRIPTION: While financial news sites are common, FinancialWeb integrates such content into its existing web sites and on a separate branded site, NewsVest.com. By integrating news to other sites and features, management believes visitors are likely to stay longer within the FinancialWeb network, thus increasing page views. Additionally, by having its own branded news site, FWEB hopes to attract new users and compete for market share with established online and off-line news distributors by offering unique or convenient features. Raw news data is provided through a non-exclusive license from the Comtex Scientific Corporation in exchange for a monthly fee.



THE BEAR TRACKER (www.beartracker.com)
LAUNCHED: February 1998

DESCRIPTION: This site offers researched editorial content targeted to investors seeking "contrary" or short sell investment strategies. BearTracker's main feature is a monthly article centering on a short sell evaluation of a widely followed stock. Additional articles suggest other short sell candidates and provide educational content about short selling. BearTracker is licensed by FinancialWeb.com, Inc. under an agreement with its owner and editor for a monthly fee.

INVESTOONS (www.investoons.com)
LAUNCHED: February 1998

DESCRIPTION: Launched in February 1998, FWEB has obtained an exclusive license with Douglas Pike, for his "Doubtful Accounts" cartoon. Additional cartoons and text-based humor, including financial parodies, jokes and related content, are featured or being developed. The license expires on December 19, 1999.


WALL STREET GURU (www.wallstreetguru.com)
LAUNCHED:  October 1997

DESCRIPTION: Wall Street Guru offers a free and searchable database of stock recommendations from dozens of top investment analysts and editors covering thousands of securities. Wall Street Guru also includes a daily service that provides brokerage upgrades and downgrades, public-company earnings announcements, market headlines and commentaries, plus regular and special articles from well-known financial analysts and editors including Ralph Acampora, Charles Carlson and Al Frank.


STOCK DETECTIVE (www.stockdetective.com)
LAUNCHED: May 1997

DESCRIPTION: Stock Detective is an investigative and educational news journal featuring original content dedicated to exposing potential investment scandals and stock fraud. The site has been featured in Money, Forbes, CNBC, Smart Money and Worth magazines, and has become a point-of-entry for first time visitors to the FinancialWeb network. In addition, the Stock Detective has gone offline as a monthly column in OnLine Investor magazine.


THE SMALLCAP INVESTOR (www.smallcapinvestor.com)
LAUNCHED:  December 1995.

DESCRIPTION: The SmallCap Investor is the oldest site in the FinancialWeb network. The SmallCap Investor features comprehensive information on small- and micro-capitalization stocks, including research, IPO information, educational tools, a Stock of the Month selection and its own trademarked stock index called The MicroCap50. A companion newsletter, started in April 1997, is e-mailed weekly to over 20,000 subscribers. The newsletter adds revenues by providing special merchandise and subscription offers to its readers. The SmallCap Investor has been featured in articles in Individual Investor magazine and Barron's. The SmallCap Investor site was purchased in 1997.


                          Ancillary Content Web Sites
                          ---------------------------

CELEBRITY SLUG FEST (www.slugfest.com)
LAUNCHED July 1999

DESCRIPTION: An ancillary site concept used to draw visitors interested in entertainment and games, Celebrity SlugFest features downloadable games portraying a variety of celebrity characters which users can play against in a simulated boxing match. Celebrity SlugFest was available online for approximately two years and had as many as 3 million monthly page views before it was temporarily discontinued. The site's content and domain name were acquired by FWEB from its creator who is also developing additional financial-theme celebrity characters for inclusion in FWEB's InvesToons Internet site.


     Financial Web Sites in Development (in order of proposed development)
     ---------------------------------------------------------------------

STREET CHAT (www.streetchat.com)
ESTIMATED LAUNCH: Fall 1999

DESCRIPTION: Internet discussion applications, both live "chat" and "message boards," have proven successful in generating substantial traffic for several web sites. However, chat rooms have become ubiquitous and many have little or no significant activity. Nevertheless, FWEB believes it can successfully offer discussion applications by offering access to targeted interests through its own sites that have gained audience traffic and loyalty.

THE HIGHER YIELD (www.higheryield.com)
ESTIMATED LAUNCH: Fall 1999

DESCRIPTION: Management believes there is little information about fixed-income securities, including corporate and municipal bonds, on the Internet. At the same time, most off-line resources are expensive and less timely. With a large portion of the population approaching retirement, the demand for information about fixed-income investments is expected to increase significantly. Alternatively, when interest rates increase or equity markets sour, investors often turn attention to fixed-income opportunities. The Company plans to develop Higher Yield to provide an extensive data base of bond information, including detailed reports, quotes, screening tools, performance data and editorial and educational content.

     Status of Publicly Announced New Products or Services

     On April 7, 1999, FWEB entered into a contract with DailyStocks Inc. and Mike Onghai to purchase the web sites known as "DailyStocks.com" and "DailyStocks.net", with closing to take place on or about May 23, 1999. The Seller requested a delay in closing in order to modify the transaction in certain respects, to which the Company acceded. After failing to receive the modification documents within a reasonable time, the Company issued a Time of the Essence letter to the Seller, setting the closing date for July 15, 1999. The Seller did not appear at the time and place scheduled for closing. The Company will pursue arbitration under the Purchase Agreement and is confident that it will prevail. (Exhibit 10.11)

     Competitive Business Conditions

     Because of the Internet's relative infancy, rapidly changing characteristics and low cost of entry, significant competition exists and will continue to exist in the area of Internet publishing. Currently, competitive force comes from on-line networks, search engines and financial Internet publishers. Examples of these competitors are as follows: networks (America Online, Microsoft Network, etc.); search engines (Yahoo, Infoseek, etc.); and financial Internet publishers (Hoover's, Wall Street City, The Wall Street Journal Interactive, CBS MarketWatch, Motley Fool, TheStreet.com, etc.). The Company believes some of these are as comprehensive as the FinancialWeb network of sites, but require subscriptions and payments for certain information. FWEB management does not presently know of any other vertically integrated Internet publishing network of financial sites offering as much information, free of charge, as the Company. As investors increase their use of the Internet, FWEB believes it can draw new Internet users and acquire users from competitors.

     Dependence on Outside Suppliers

     One of the key components of FWEB's sites is the development of new and proprietary products. FWEB currently licenses a portion of its data and applications from external information vendors for redistribution. These licensing agreements provide FWEB's web publications with sophisticated and extensive news and market data content. By further developing its own proprietary content, FWEB hopes to reduce its dependency on third-party information providers while continuing to build content, circulation and revenues.


REVENUE SOURCES

     Banner Advertising.

     The competition for advertising dollars is intense, but the dollars available are growing. Jupiter Communications, a leading Internet research firm, estimates that Web advertising in the U.S. will grow from $940 million in 1997 to over $7.6 billion by the year 2002. Ad rates for many web sites have remained stable at $10 to $50 per 1,000 pages viewed, but significant discounting is prevalent in the market. Because FWEB's financial content attracts a competitive market demographic, it can generally command a higher advertising rate per ad unit than web sites with content focused on less wealthy users. FWEB's rate of $40 per 1,000 pages viewed has received little or no resistance from potential or present ad buyers, but management has offered discounts in exchange for such items as extended contracts.

     OEM Products, Licensing & Redistribution.

     As an Original Equipment Manufacturer (OEM) of financial content web pages and Internet sites, FWEB believes it can increase available advertising page inventory, enhance its brand recognition and earn revenues from creating and hosting private label and co-branded web pages and web sites. Markets for these products include other businesses wanting to provide financial information on their own sites, including stock quotes, portfolio tools and other market data and editorial content. The Company believes these businesses include, but are not limited to, stock brokerages, mutual fund companies, insurance companies, newspaper publishers, magazines, Internet Service providers (ISPs), universities and libraries. Revenue models may vary, ranging from fee-only-based models to joint ventures based on advertising revenue sharing.

     E-Commerce & Subscriptions.

     Analysts expect that, within seven years, as much as 10% of all retail sales transactions will occur over the Internet. The Internet as a point-of-sale commerce vehicle provides profit opportunity for all online publishers and content providers. Thus, FWEB views its web sites not only as hosts for advertisers and a source of OEM products, but also as an e-commerce portal trafficked by hundreds of thousands of consumers with significant disposable incomes. FWEB's initial foray into e-commerce is the creation of Bull Mart, an online store catering specifically to the needs of consumers visiting the FinancialWeb network of sites. FWEB hopes to develop additional e-commerce sites or joint ventures which will take advantage of the captive audience of consumers visiting FinancialWeb sites.


     Further revenue may be earned through the distribution and sale of branded financial information products and services to individual consumers and businesses. Management believes such products will be necessary to meet the evolving needs of its target audience and will provide a means of leveraging the brand identity of FWEB. Examples of branded products include applications of live-streaming quotes, news and analysis that are not dissimilar to products which are currently sold by established financial information companies. These premium services would offer certain enhanced features to end users.


PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY, AGREEMENTS AND LABOR CONTRACTS


     Perhaps the singular most important and costly part of developing Internet publications is the acquisition of content. FWEB's long-term goal is to create increasing amounts of original, proprietary content. Currently, FWEB has several licensing agreements with owners of copyrighted published materials to add to the current content on the FinancialWeb web sites. These include: (1) a Distributor Agreement with Media General Financial Services (MGFS) that grants the Company a non-exclusive license to install, market and distribute selected elements of MGFS's database of common stock information in exchange for monthly fees; (2) a Distributor Agreement with North American Quotations, Inc. that grants the Company a non-exclusive license to receive and redistribute real-time and delayed quote data from U.S. and Canadian exchanges in exchange for monthly royalties and fees; (3) a Distributor Agreement with S&P Comstock that grants the Company a non-exclusive license to receive and redistribute real-time and delayed quote data from U.S. and Canadian exchanges in exchange for monthly fees; (4) a Distributor Agreement with Comtex Scientific Corporation that grants the Company a non-exclusive right to market and distribute Comtex news data in exchange for monthly fees; (5) a Distributor Agreement with ValueLine Publishing that grants the Company a non-exclusive, non-transferable and worldwide license to promote, distribute and market ValueLine data in exchange for an annual fee;
(6) a Content Licensing Agreement with Douglas Pike that expires December 19, 1999, and grants the Company an exclusive license to install, market and distribute editorial content known as "Doubtful Accounts" in exchange for a monthly royalty fee; (7) a Content Licensing Agreement with Nathaniel Cohen that grants the Company an exclusive license to install, market and distribute editorial content known as "Bear Tracker" in exchange for a portion of the advertising revenues associated with his articles; and (8) a Linking Agreement with Partes Corporation that grants the Company a non-exclusive license and right to market and distribute Partes' SEC EDGAR data in exchange for a licensing fee.


GOVERNMENT APPROVAL AND REGULATION


     There are currently few laws or regulations specifically regulating the Internet. However, the government is grappling with the effect of the emergence of the Internet, and laws and regulations may be adopted in the future addressing issues such as user privacy, pricing, usage and distribution. For example: the Telecommunications Act sought to prohibit transmitting certain types of information and content over the Web; the Federal Communications Commission has been asked to regulate Internet services in a manner similar to long distance telephone carriers and to impose access fees on these companies; and the Securities and Exchange Commission has discussed the appropriateness of information distributed over the Internet regarding publicly traded companies and has discussed problems associated with chat rooms and message board services in particular. Regulation in these and other areas could result in increased costs of transmitting data over the Internet or the imposition of other restrictions adversely affecting FWEB. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Internet.


RESEARCH AND DEVELOPMENT EXPENSES


     FWEB does not presently budget or isolate its research and development costs. These costs are generally included in overhead as they are attributed principally to salary and other expenses associated with maintaining programming personnel who spend varying amounts of time dedicated to both research and development of new online features and applications and to the administration and maintenance of those sites and applications.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAW


     FWEB is not aware of any significant present or future impact on its business due to compliance with environmental laws.


EMPLOYEES


     As of June 30, 1999, FWEB employed twenty-three (23) persons, including twenty-one (21) full-time employees; three (3) are executives of FWEB. The Company is not a party to any material labor contract or collective bargaining agreement. To date, FWEB has experienced no labor stoppages and management believes that relations with employees are satisfactory.


ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS


     The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. There are several important factors that could cause actual results to differ materially from historical statements. The Company has sought to identify the most significant risks to its business, but cannot predict whether or to what extent any of such risks may be realized nor can there be any assurance that the Company has identified all possible risks that might arise.


OVERVIEW


     The Company researches, develops and publishes audio/visual, electronic and print media. From March of 1997 to date, the Company's operating activities have related primarily to developing its Internet products, recruiting personnel and purchasing operating assets.

     The Company has yet to achieve significant revenue and its ability to generate significant revenue is uncertain. Further, in view of the rapidly evolving nature of the Internet industry and a limited operating history, the Company has little experience forecasting its revenues. Therefore, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and you should not rely upon them as an indication of future performance. To date, the Company has incurred substantial costs to create, introduce and enhance its services, to develop content, and to grow its business. As a result, it has incurred operating losses in each fiscal quarter since it was formed. The Company expects operating losses and negative cash flows to continue for the foreseeable future as it intends to significantly increase its operating expenses to expand its business. It may also incur additional costs and expenses related to content creation, technology, marketing or acquisitions of businesses and technologies to respond to changes in this rapidly changing industry. These costs could have an adverse effect on the Company's future financial condition or operating results.


RESULTS OF OPERATIONS





NET REVENUE




     Net revenues are primarily derived from the sale of advertising on the Company's web sites. The Company earned net revenues for the fiscal years ended December 31, 1997 and 1998 of $68,977 and $159,529, respectively. Net revenues of $5,335 and $67,335 respectively were earned for the three months ended March 31, 1998 and March 31, 1999. The 130% increase in revenues for the annual period ended December 31, 1998 and the 1162% increase in revenue for the three month period ended March 31, 1999 over the comparable period in 1998 were due primarily to increases in the number of banner and sponsorship ads placed on our web sites. The increases were caused by an increase in the number of advertisers, as well as increased users on the Company's Web sites and resultant page views with advertisements contained on those pages.

     The Company's advertising customers purchase advertising under short-term contracts. They can cease advertising on short notice without penalty. Advertising revenues would be adversely affected if the Company were unable to renew advertising contracts with existing customers or obtain new customers. The Company expects to continue to derive a majority of net revenues from selling advertisements. The market for Web advertising is intensely competitive, and advertising rates could be subject to pricing pressure in the future. If the Company were forced to reduce its advertising rates as a result of such competition or if it were to experience a drop in traffic for other reasons, future revenues could be adversely affected.

     The Company believes that future revenues will result largely from the sale of advertising space on the Company's web sites, related sponsorship programs, as well as co-branding and private labeling services.


COST OF REVENUES

    Cost of revenue primarily consists of costs related to data feeds over telephone lines, sums paid to content providers, web site infrastructure costs, and programming. For the fiscal years ended December 31, 1997, and 1998, the Company incurred costs of revenues of $54,454 and $218,562, respectively. Cost of revenues for the three months ended March 31, 1998 and 1999 were $14,669 and $130,855, respectively. The 300% increase in costs of revenues for the annual period ended December 31, 1998 and the 792% increase in cost of revenue for the three month period ended March 31, 1999 over the comparable period in 1998 was due principally to significant costs associated with the acquisition of additional data contracted and utilized on the Company's web sites. The Company expects that future costs of revenues will increase due to the additional network communications lines required to accommodate increased traffic on our sites, increased equipment and programming costs, and increased costs for writers who contribute editorial content.

PRODUCT DEVELOPMENT EXPENSES

     Product development expenses consist principally of website and other software engineering, hardware and software expenses, certain non-recoverable advances to editorial contributors, telecommunications and satellite feed charges, and the cost of computer operations, including related salaries, rent, and depreciation, that support the Company's business.

     The Company began its development efforts in March 1997, incurring costs related to software and hardware engineering, graphic design and editorial content development of the Company's Internet sites. The Company is dependent upon raising additional financing in order to continue or increase its product development activities and website acquisition. The level of product development and website acquisition that the Company pursues will be substantially impacted by the amount of additional financing, if any, that the Company is able to obtain.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses consist of executive management, accounting, legal, and expenditures for applicable overhead costs, including related rent, insurance, and depreciation. For the fiscal years ended December 31, 1997 and December 31, 1998, the Company incurred selling, general and administrative expenses of $382,465 and $1,564,058 respectively. Selling, General and Administrative expenses for the three months ended March 31, 1999 and 1998 were $196,681 and $690,751, respectively. The $1,181,593 increase (308%) in selling, general and administrative expenses for the annual period ended December 31, 1998 and the $494,070 increase (251%) in selling, general and administrative expenses for the three month period ended March 31, 1999 over the comparable period in 1998 resulted primarily from the following items: a) $434,572 and $174,499 respective increases in payroll and payroll taxes expensed to acquire the additional staff necessary to develop and maintain the Company's web sites; b) $399,298 increase and $12,590 decrease, respectively, in outside consulting fees paid for assistance in developing additional sources of capitalization as well as assistance in developing the Company's web sites; c) $67,233 and $205,327 increases in professional fees paid for services such as legal fees, accounting fees and web site design fees; d) $64,846 and $11,438 increases in amortization and depreciation of the Company's substantial property and equipment acquisitions; e) $37,249 and $21,357 increases in rent due to the Company's leasing of additional office facilities necessitated by the increase in personnel.

     A major component of Selling, General and Administrative expenses is the amortization of the $200,000 of prepaid consulting fees originally recorded pursuant to a consulting services agreement dated March 8, 1997. The Company exchanged 400,000 common shares, at the then fair market value of $.50 a share, totaling $200,000 for consulting services. The prepaid consulting services are amortized over the 36 month term of the agreement. Amortization of these consulting fees amounted to $55,556 for the fiscal year ended December 31, 1997 and $66,667 for the fiscal year ended December 31, 1998. The interim financial statements for the periods ending March 31, 1998 and March 31, 1999 include amortization of these prepaid consulting fees amounting to $5,555 and $16,667, respectively.

     The Company is dependent upon raising additional financing in order to continue or increase the level of sales and marketing activities from that undertaken by the Company to date. The level of sales and marketing activities that the Company pursues will be substantially impacted by the amount of additional financing, if any, that the Company is able to raise. Assuming that adequate funding is available, the Company currently intends, among other matters, to promote its web sites through strategic alliances, external advertising, web site direct promotion, and trade shows. The Company expects that the costs related to such activities will consist principally of advertising, personnel, and consulting expenses.

      The Company expects general and administrative expenses to continue to increase in absolute dollars as the Company expands its staff and incurs additional costs related to the growth of its business.

FUTURE OUTLOOK

     FWEB continues to focus on increasing market share by meeting users' demands for a wider range of frequently updated, high quality financial information on web sites which are easy to use and quick to download.

     Meanwhile, the dissemination of financial information over the Internet has been characterized by frequent product introductions and increased competition.

     Currently, the Company's objective is to continue to grow as a competitive force in the market by enhancing its unique, proprietary, financial content, while at the same time improving its site design and delivery systems.

     The Company expects to experience significant challenges in future periods which may cause fluctuations in operating results due to a variety of factors, including, but not limited to: (a) the Company's ability to create, license, and deliver compelling financial and other content; (b) the level of traffic on the Company's websites (c) the Company's ability to upgrade and develop its systems and infrastructure in a timely and effective manner: (d) technical difficulties, system downtime or telecommunications server interruption; (e) the Company's ability to attract customers at a steady rate and maintain customer satisfaction; (f) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations, and infrastructure; (g) the implementation of marketing programs, key agreements and strategic alliances; (h) the seasonality of advertising sales; (i) the success of Company promotions and sales programs (j) the level of returns experienced by the Company; and (k) general economic conditions and economic conditions specific to the Internet, online commerce, and the financial industry.

     FWEB's increasingly complex activities have led to the implementation of projects designed to address factors (a) through (k), above. Since May of 1999, the following projects have been undertaken:

     1) The Company's Internet infrastructure and content development processes have become 100% redundant, i.e., there now exists automatic rollover to a redundant component in the event of any primary component failure. Security has also been enhanced through the installation of a state-of-the art firewall which prevents unauthorized access to the Company's systems by "hackers" and others. These improvements have resulted in a higher quality system, thus providing users with more reliable access to the Company's web sites.

     2) The Company's web sites are in the advanced stage of redesign, which are due to come online by the fall of 1999. This will provide users with sites which are faster to download by approximately 50%, easier to navigate through the use of a search tool, and with more streamlined and logically ordered content.

     3) The Company has signed an agreement with Sprint Corp. to co-locate its server equipment at the Sprint Advanced Network Service Center in Winter Park, Fl. beginning September 2, 1999. This arrangement provides the Company with the ability to quickly increase its band with capacity for the delivery of information directly from the Internet's backbone. It eliminates several system failure points, and reduces cost related to telephone line transmissions and in-house monitoring personnel. The additional cost of the co-location at Sprint is offset by the aforementioned cost reductions.

     The Company expects that by the fall of 1999 it will have the ability to provide Internet products to end users which are significantly easier to understand and navigate, as well as faster to download. The Company will have a bandwith capacity of over 100 million page views per month, as opposed to the current monthly capacity of approximately 10 million page views. This will enable the Company to increase market share into the foreseeable future, as well as to offer co-branded and private label sites and other services to much larger entities within the Internet information industry.

Although the Company believes that the above described advances will assist in enabling it to compete as a provider of financial information over the Internet, negative cash flows and operating losses are expected to continue into the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

The Company received $560,000 and $1,526,653 from its financing activities for the fiscal years ended 1997 and 1998. Net cash used by operating activities for those years was $356,672 and $1,044,413, respectively. The Company anticipates modest increases in revenues as it continues marketing its banner advertising. However, on going development and maintenance of its 18 web sites will undoubtedly result in operating losses in the immediate future. The Company's notes payable total $2,975,436. These notes will become due and payable between December 13, 1999, and April, 2000, according to the terms of each note, unless the note holders exercise their rights to convert any portion of their balances to common stock pursuant to the provisions of their convertible instruments.

The Company is working with its financial advisor, Allen & Co, Incorporated, as well as with other financial consultants to identify additional sources of capital, and obtain funding. No specific sources have been identified regarding funding to date.

The Company has approximately $700,000 cash on hand, which is considered sufficient to continue current operations for at least 3 months. Cash on hand as of March 31, 1999 totaled $442,000. Cash receipts totaling $1,475,000 have been collected since March 31, 1999, including $125,000 of revenues and $1,350,000 pursuant to issuance of new convertible debt. Expenditures in the same period totaled $1,230,000 including 386,000 relating to nonrecurring items such as professional fees regarding this registration, equipment purchases, domain site acquisitions and finders fees and $844,000 for the current business operations.

The Company's financial statements have been presented on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,666,592 and $372,266 for the years ended December 31, 1998 and 1997, respectively, and cumulative losses through March 31, 1999 amounting to $2,829,010. At March 31, 1999 the Company has a working capital deficit of $1,349,965. The Company's continuation as a going concern is dependent upon its ability to obtain suitable, sufficient financing or equity investment.

Additionally, the Company will require funds to maintain and expand its sales and marketing, research and development activities and its strategic alliances and web site acquisitions. As indicated, management is in the process of pursuing additional equity financing, although there is no assurance that such efforts will be successful. Adequate funds for these and other purposes, whether through additional equity financing, debt financing or other sources, may not be available when needed or on terms acceptable to the Company, or may result in significant dilution to existing stockholders. The inability to obtain sufficient funds from operations and external sources would have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH THE YEAR 2000

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Since the Company's systems and software are relatively new, management does not expect Year 2000 issues related to its own internal systems to be significant and does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant suppliers and service providers, the Company intends to determine the extent to which the Company's interface systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues. The Company anticipates that this will be an ongoing process as it implements supplier and service provider arrangements through 1999. There can be no assurance that the systems of suppliers or other companies on which the Company relies will be converted in a timely manner and will not have a material adverse effect on the Company's systems. Additionally, there can be no assurance that the computer systems necessary to maintain the viability of the Internet or any of the Web sites that direct consumers to the Company's websites will be Year 2000 compliant. As part of the Company's Year 2000 compliance plan, the Company is developing plans to operate its websites from different systems and/or at a different location in the event of any significant disruption as a result of the Year 2000 issues. The Company believes it is taking the steps necessary, regarding Year 2000 compliance, with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Company's business, financial condition and results of operations.


ITEM 3 - DESCRIPTION OF PROPERTY


OFFICE SPACE

     FWEB leases approximately 3,700 square feet of office space at 201 Park Place, Altamonte Springs, Florida, 32701 for $4,400 per month. The lease is for one year, but is renewable at FWEB's option for an additional year. Currently, the facility is adequate for the Company's operations, but Management expects that additional facilities will be needed prior to the expiration of the lease.

OTHER

     FWEB owns or leases various computer equipment, telecommunications equipment, furniture and office machinery at its location on Altamonte Springs. The Company has leased a 1999 Acura automobile for 24 months, expiring October 2000.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a) The following individuals hold five percent (5%) or more of the outstanding voting stock of the Company. No other individual or any group is known to the Company to be the beneficial owner of more than five percent (5%) if any class of the Company's voting securities.(1)




                               NAME AND ADDRESS OF              AMOUNT AND NATURE OF            PERCENT OF
   TITLE OF CLASS               BENEFICIAL OWNER                  BENEFICIAL OWNER                 CLASS
---------------------------------------------------------------------------------------------------------------------------

Common                            Masada I, L.P. (2)                     690,385                           12.65%
                              c/o Howard Schwartz, Esq.
                                  Boca Corp Center
                            2101 Corporate Blvd. Ste. 204
                                Boca Raton, FL 33431

Common                          John J. Katsock, Jr.                   1,030,374 (3)                       17.05%
                                   277 Park Avenue
                                     27th Floor
                                 New York, NY 10172

Common                          Kevin A. Lichtman (4)                    907,000                           16.61%
                                   201 Park Place #321
                             Altamonte Springs, FL 32701

Common                            Glenn B. Laken (5)                     980,247                           15.46%
                               30 S. Wacker, Ste. 1606
                                  Chicago, Il 60606

Common                             Frank Musolino              1,000,000 pursuant to a promissory          15.48%
                              1623 North Riverhills Dr.        note convertible at $.50 per share
                              Temple Terrace, FL 33617

Common                    Allen & Company Incorporated (6)       979,321 pursuant to a warrant             17.94%
                                   711 5th Avenue                exercisable at $4.00 per share
                              New York, New York 10022

Common                  Hampton Venture Capital I,  L..P. (7)        457,000 owned directly                 8.37%
                                  c/o FinancialWeb.com, Inc.
                                  201 Park Pl. #321
                               Altamonte Springs, FL 32701

Common                        Cacique Partners, LP (8)               402,000 owned directly                 7.37%
                             c/o FinancialWeb.Com, Inc.
                                   201 Park Place
                             Altamonte Springs, FL 32701

Common                      Web Venture Capital, Inc. (9)            301,000 owned directly                 5.52%
                                  c/o FinancialWeb.com, Inc.
                                  201 Park Pl. #321
                               Altamonte Springs, FL 32701

          (1)  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated by footnote, the persons named in the table have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. All are U.S. citizens to the best of the Company's knowledge unless otherwise indicated. Percentage of beneficial ownership is based on shares of common stock outstanding as of June 30, 1999.
          (2)  Masada I, L.P. is a Delaware general partnership devoted to business consulting, whose General Partner is
               International Holding Corp. Inc. (IHC), which is a Delaware holding company. The officers and director of IHC are:
               Scott Augustine, Esq., President, Chairman of the Board and sole director, and Carol Bernstein, Secretary.
          (3)  Includes 400,000 shares issued upon the partial exercise of a warrant, 520,998 shares issuable upon exercise of the remainder of the warrant, 62,500 shares issuable upon the conversion of certain notes payable, and 46,886 other shares.
          (4)  Includes 500,000 shares owned directly, 402,000 shares controlled as general partner of Cacique Partners, LP, and
               5,000 shares owned by his wife Rocio Lichtman, of which shares he disclaims beneficial ownership.
          (5)  Includes 100,000 shares issued upon the partial exercise of a warrant, and 880,247 shares issuable upon exercise of the remainder of the warrant.
          (6)  Allen & Company Incorporated (ACI) is a New York Corporation, and is an investment banker and Broker-Dealer registered under section 15 of the Act. Allen Holding Inc (AHI) is a Delaware Corporation, and a parent holding company in accordance with Rule 13d-1(b) (ii) (G). The officers and directors of AIC and AHI are: Herbert A. Allen -
               President, Managing Director, Director, Chief Executive Officer, Herbert A. Allen III - Vice President, Director,
               Grace Allen - Director, Glenn A. Andreas III - Vice President -Elect, Eran S. Ashany - Vice President, Director,
               Edmund M. Bleich - Vice President, Jay B. Bockhaus - Vice President - Elect, Denise Calvo-Silver - Vice President,
               Director, Dominick J. Cantalupo - Co-Chief, Operations Officer, Vice President, Marvyn Carton - Director - Emeritus,
               Gaetano J. Casillo - Chief Compliance Officer, Vice President, Toby R. Coppel - Vice President - Elect, Robert H.
               Cosgriff - Chief Administrative Officer, Executive Vice President, Managing Director, Director, Richard M. Crooks,
               Jr. - Director, Thalia V. Crooks - Vice President, Director, Mary L. Cullen - Vice President, Secretary, Director,
               Robert A. Dean - Vice President, Director, Orin F. Devereux - Vice President, Director, Daniel Englander - Vice
               President - Elect, Howard M. Felson - Assistant Secretary, Vice President, Controller, Anthony J. Ferrante -
               Treasurer, Richard I. Fields - Executive Vice President, Managing Director, Director, Paul A. Gould - Executive Vice
               President, Managing Director, Director, John G. Hall -Vice President, Director, George N. Jeppson - Vice President -
               Elect, John H. Josephson - Vice President, Director, Clarke R. Keough - Vice President, Director, Donald R. Keough -
               Chairman of the Board, Managing Director, Director, Kavsh A. Khosrowshahi - Vice President, Director, LeRoy Kim -
               Vice President, Neal Kopp - Vice President, Terry Allen Kramer - Director, Irwin H. Kramer - Executive Vice
               President, Director, Suzanne G. Kucera - Vice President, Director, Robert J. Kurz - Vice President, Andreas L.
               Lazar - Vice President - Elect, William P. Leimkuhler -Assistant Secretary, Vice President, General Counsel, Jonathan
               A. Lipton - Vice President - Elect, Dan Lufkin -Special Advisor to the Board of Directors, Executive Vice President,
               Managing Director, Director, James C. Maiden, Jr. - Vice President, Terence C. McCarthy - Co-Chief Operations
               Officer, Vice President, Robert C. Miller - Vice President, Director, Kenneth L. Miltonberger - Chief Technology
               Officer, Terrence C. Morris - Vice President, Brian J. Murphy - Vice President, Director, Louis J. Mustacchio - Vice
               President, Walter T. O'Hara, Jr. - Executive Vice President, Managing Director, Director, Christine R. Olenchalk -
               Vice President, Nancy B. Peretsman - Executive Vice President, Managing Director, Director, Patrick S. Perry - Vice
               President, Director, Eugene Protash - Vice President, Assistant Secretary, James W. Quinn - Director, Vice President,
               James S. Rubin - Vice President - Elect, Daniel J. Sapadin - Vice President - Elect, Philip D. Scaturro - Executive
               Vice President, Managing Director, Director, John A. Schneider - Executive Vice President, Managing Director,
               Director, Daniel J. Selmonosky - Vice President, Director, Enrique F. Senior - Executive Vice President, Managing
               Director, Director, Joseph E. Sheehan - Vice President -Elect, Stanley S. Shuman - Executive Vice President, Managing
               Director, Director, John M. Simon - Executive Vice President, Managing Director, Director, Kenneth M. Siskind - Vice
               President - Elect, Ian G. Smith - Vice President -Elect, Everett K. Wallace - Vice President - Elect, Dennis J.
               Warfied - Vice President, Chief Information Officer, Kim M. Wieland - Executive Vice President, Managing Director,
               Director, Chief Financial Officer, Edward D. Weinberger - Director.
          (7)  Hampton Venture Capital I, L.P. is a Delaware limited partnership whose general partner is Butch, Inc., which is a
               Delaware corporation whose sole director and officer is Frances Gluck.
          (8)  Cacique Partners, L.P. is a Delaware limited partnership, whose general partner is Kevin Lichtman.
          (9)  Web Venture Capital, Inc. is a British Virgin Islands Corporation with two directors: Robert Sharp and David
               Singleton, both of whom are citizens of the United Kingdom. The corporation has no officers.

     (b) The following includes beneficial ownership information as of June 30, 1999 for all current executive officers and directors and all who served as directors or executive officers in 1997 and 1998. Tabular information is provided for outstanding securities plus any securities that a person has a right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.



                                NAME AND ADDRESS OF            AMOUNT AND  NATURE OF            PERCENT OF
TITLE OF CLASS                   BENEFICIAL OWNER                BENEFICIAL OWNER                  CLASS
---------------------------------------------------------------------------------------------------------------------------

Common                           Kevin A. Lichtman,                  907,000 (1)                16.61%
                                 President/Director
                                   201 Park Place
                             Altamonte Springs, FL 32701

Common                            Jeffrey Grossman                   110,000                      2.0%
                               Vice President/Director
                             (March 1997 to  March 1999)
                                   201 Park Place
                             Altamonte Springs, FL 32701

Common                             Martin Averbuch                    50,000 (2)                 0.92%
                                      Director
                             c/o FinancialWeb.com, Inc.
                                   201 Park Place
                             Altamonte Springs, FL 32701

Common                             John D. Bergen                     55,000 (3)                 1.09%
                                      Director
                                1789 Wrightstown Road
                                  Newtown, PA 18940

Common                             James P. Gagel                      9,454 (4)                 0.17%
                           Executive Vice President/Director
                                   201 Park Place
                             Altamonte Springs, FL 32701

Common                       All directors and executive           1,032,454                    20.79%
                           officers as a group (7 persons)

     (1)  Includes 500,000 shares owned directly, 402,000 shares controlled as general partner of Cacique Partners, LP.
and 5,000 shares owned by his wife Rocio Lichtman, of which shares he disclaims beneficial ownership.

     (2)  Pursuant to a Director Service Agreement, Mr. Averbuch has options to purchase 100,000 shares of Common Stock vesting 25,000 on execution and 25,000 for each quarter of service, exercisable at $5.00 per share.

     (3)  Includes 5,000 shares owned directly and 50,000 options exercisable in the next 60 days under a Director
Service Agreement that grants a total of 100,000 options vesting 25,000 on execution and 25,000 for each quarter of service exercisable at $5.00 per share. Mr. Bergen also owns a limited partnership interest in Prime Equity Fund, L.P., which is a beneficial owner of Common Stock and an entity controlled by John J. Katsock, Jr.

     (4) Mr. Gagel has also been granted an option to purchase 25,000 shares of Common Stock for $3.94 a share exercisable as of
12/1/99.

     (c) Management knows of no arrangements that may result in a change of control of the Company.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following persons are directors, executive officers, promoters and control persons of the Company as of June 30, 1999.


     Name                   Age       Title                   Term of Office

     Kevin A. Lichtman       39   President                   Indefinite

                                  Chairman of the Board       3 Years

     James Gagel             43   Executive Vice-President    Indefinite
                                  General Counsel             Indefinite
                                  Director                    3 Years

     Martin Averbuch         47   Director                    2 Years

     John D. Bergen          56   Director                    2 Years

     John Keating            38   Vice President Marketing    Indefinite

     Carl Surran             41   Managing Editor             Indefinite

     KEVIN A. LICHTMAN. Mr. Lichtman has been President and Chairman of the Board of FWEB since March 3, 1997. From 1995 to 1997 Mr. Lichtman was Director of Marketing for a financial public relations firm. From 1990 to 1995, Mr. Lichtman was National Sales Manager of a financial publishing company. From 1987 to 1990, Mr. Lichtman was an investor correspondent with the National Corporation for Housing Partnerships. Mr. Lichtman has over 14 years experience in publishing and corporate communications. Mr. Lichtman has been involved in the development, management and marketing of financial publications, trade shows and electronic media. Mr. Lichtman holds a bachelors degree in Government and Politics from the University of Maryland.

     JAMES GAGEL. Mr. Gagel was named a Director and Secretary of FWEB on February 5, 1998, and holds the position of Executive Vice President and General Counsel. He oversees daily operations and is also responsible for matters pertaining to corporate governance, contracts, acquisitions, intellectual property, licensing, libel law, labor issues, insurance, litigation, laws of the Internet and compliance with local, state and federal laws. Prior to joining FWEB, Mr. Gagel was in private practice in Washington, D.C., where he specialized in representing development stage companies in domestic and international markets. A former Fulbright Scholar, Mr. Gagel is a graduate of Duke University and Rutgers University Law School. He is a member of the bars of New York, New Jersey, the District of Columbia, and is awaiting admission to the Florida Bar.

     MARTIN AVERBUCH. Mr. Averbuch was named a director of FWEB on March 24, 1999. He is currently President and CEO of Adirondack Trading Partners, LLC, a consortium formed to finance the International Securities Exchange. Mr. Averbuch is a founder of the International Securities Exchange the first fully electronic options exchange in the United States. Mr. Averbuch was with E*TRADE Group, Inc. between August 1993 and August 1998 and served in various capacities, including, Vice President On-Line Ventures, Vice President Special Projects, and President of E*TRADE Capital, Inc. a subsidiary of E*TRADE Group, Inc. In addition, Mr. Averbuch has served on the Advisory Board of Roundtable Partners LLC, and is currently on the Board of Directors for Knight/Trimark Group, Inc. Mr. Averbuch has experience in international business development as well as entrepreneurial experience in several manufacturing companies. Mr. Averbuch served as a professor at Hofstra University in the Department of Finance from 1977 to 1978. He received a B.S. in Economics from the Wharton School of Finance at the University of Pennsylvania in 1974 and M.B.A. and J.D. degrees from the University of Chicago in 1977.

     JOHN D. BERGEN. Mr. Bergen was named a director of FWEB on March 24, 1999. Mr. Bergen is currently President of the Council of Public Relations Firms. He joined the Council from CBS Corporation, where he directed the company's external and internal communications, including public and investor relations, government affairs, corporate marketing, and employee communications. Mr. Bergen previously served as President and Chief Executive Officer of GCI Group, the International Public Relations and Government Affairs arm of Grey Advertising. He taught English, philosophy and ethics at West Point and was a strategic planner in the Pentagon and chief speech writer to Secretary of Defense Caspar Weinberger during the Reagan administration. Mr. Bergen completed his master's degree in English at Indiana University and completed his undergraduate work at West Point. He is the editor of the Corporate Communications sections of the Management Handbook, published by the

American Management Association, and an author of a Test for Technology, a book on electronic warfare and technology in the Vietnam war.



     JOHN KEATING. Mr. Keating is Vice president of Sales and Marketing. He is principally responsible for managing and expanding the Company's advertising revenue. Mr. Keating brings marketing and sales experience in both the publishing and financial services industries. Prior to joining the Company in 1998, Mr. Keating was President of Guidera Communications Corporation. Mr. Keating holds a Bachelors degree from Wilkes University in Wilkes-Barre, Pennsylvania.

     CARL SURRAN. Mr. Surran is the Editor-in-chief at FWEB and brings 18 years of experience to the Company. Prior to joining FWEB, Mr. Surran served as editor-in-chief of Personal Investing News, and International Money &Politics. Previously, he edited several nationally-distributed financial newsletters.
Mr. Surran also served as an aid to U.S. Senator Paula Hawkins from 1981-87.
Mr. Surran is a graduate of Duke University with an MBA from Rollins College.

     Mr. Gagel is Mr. Lichtman's brother-in-law. As of June 30, l999, there were no other family relationships among the directors and executive officers. Further, no director, executive officer, promoter or control person has been involved in any legal proceedings during the past five years that are material to an evaluation of the ability or integrity of such director, person nominated to become a director, executive officer, promoter or control person of the Company. None of the individuals listed in this Item 5 has had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of such bankruptcy, if any, or within two years prior to that time. No director, executive officer, promoter or control person was or has been convicted in a criminal proceeding or is subject to a pending criminal proceeding or subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, borrowing, or otherwise limiting his or her involvement in any type of business, securities or banking activities. No director, executive officer, promoter or control person has been found by a court of competent jurisdiction in a civil action to have violated federal or state securities or commodities laws.

ITEM 6 - EXECUTIVE COMPENSATION

     The following table sets forth the compensation that the Company paid during its last two fiscal years to its chief executive officer and the most highly compensated executive officers and directors. No information has been shown for executive officers and directors receiving less than $100,000 compensation in the last fiscal year. The current executive officers have only served since 1997. The Company has conducted its present business since that time.

                                     SUMMARY COMPENSATION TABLE

                                               Annual compensation                          Long term compensation
                                                                                     Awards                        Payouts
                                                                                            Securities
                                                                       Restricted stock     underlying              Other
Name and principal position   Year      Salary      Bonus     Total        award(s)        options/SARs          Compensation
                                          ($)        ($)        ($)          ($)                (#)
          (a)                 (b)         (c)        (d)        (e)          (f)                (g)


Kevin A. Lichtman,
 President                   1997    $120,000       5,000
                             1998    $135,000     13,749.72                                                          (1)



     (1)  1999 Acura leased by the Company at approximately $625 per month beginning October 1998.


EMPLOYMENT CONTRACTS


     On April 1, 1997, the Company entered into an Employment Agreement with Kevin A. Lichtman, the President of FWEB for a term of three (3) years subject to renewal. The agreement was amended on November 4, 1998. Pursuant to the Agreement the Company pays to Mr. Lichtman a gross salary of One Hundred Twenty Thousand ($120,000) Dollars per annum for the first year, One Hundred Thirty-Five Thousand ($135,000) Dollars for the second year and One Hundred Fifty Thousand ($150,000) Dollars each year thereafter. In addition to the annual wage the Company is to provide hospitalization and medical coverage, which shall cover Mr. Lichtman and his family, and reimbursement for all reasonable expenses incurred by him in the performance of his duties. Mr. Lichtman is entitled to three (3) weeks paid vacation each year. In the event that during the term of his employment, should he become incapacitated he will continue to receive his salary for a period of three (3) months. In the event of termination, his salary and benefits are guaranteed for sixteen (16) months, regardless of employment status. Mr. Lichtman would also be reimbursed for all reasonable job search costs.

     On December 1, 1998, the Company entered into an employment agreement with James P. Gagel, the Executive Vice President, Secretary and General Counsel of FWEB for a term of three (3) years subject to renewal. The agreement was amended on February 1, 1999. Pursuant to the amendment, the Company pays to Mr. Gagel a gross salary of $86,000 per annum for the first year, $98,000 per annum for the second year, and $112,000 per annum for each year thereafter. In addition to the annual wage, the Company is to provide hospitalization and medical coverage for Mr. Gagel and reimburse all reasonable expenses incurred by him in the performance of his duties. Mr. Gagel is entitled to fifteen (15) days paid vacation each year. In the event of termination, Mr. Gagel's salary and benefits are guaranteed for eighteen (18) months, regardless of employment status. Mr. Gagel was also given an option to purchase 25,000 shares of Common Stock on December 1, 1998 at a closing price of $3.94 per share, 25,000 shares at the closing price of December 1, 1999, and 25,000 shares at the closing price of December 1, 2000.

     On February 9, 1998, the Company entered into an Employment Agreement with John Keating, the Vice President in charge of Sales and Marketing. Mr. Keating is employed at will by the Company and receives a commission on the gross amount of the revenue from the sales of advertising, website design, and in-site hosting services attributed to Mr. Keating's efforts, with a minimum annual salary. In addition, Mr. Keating is entitled to receive a bonus if certain performance goals are met.

     On July 21, 1997, the Company entered into an Employment Agreement with Carl Surran, the Managing Editor of the Company. Mr. Surran is an employee at will but the agreement specifies his annual salary


ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


     On March 3, 1997, the Company purchased the Internet web site "The SmallCap Investor" and the domain "financialweb.com" from Jeffrey A. Grossman for $60,000 and 10,000 shares of Common Stock. Mr. Grossman was a Vice President and a director of the Company until March 2, 1999.

     The Company owes $150,436 in principal amount under a promissory note payable to The Harmat Organization, Inc., at an annual interest rate of 9.75%, which is due upon the Company's raising of at least $5,000,000 or on December 14, 1999 whichever comes first.


ITEM 8 - LEGAL PROCEEDINGS





     Currently, there are two claims against the Company.

     The first complaint was filed on November 19, 1998 by Great White Marine and Recreation, Inc., (Great White) and Colin Alvis Smith against FWEB and Lynn Duke in the 74th Judicial District Court of McLennan County, Texas. The suit claims that FWEB and Ms. Duke defamed the plaintiffs by publishing information alleging that the plaintiffs had engaged in dishonest and criminal acts. The allegedly defamatory statements were published by FWEB on its StockDetective.com web site on October 29, 1998 and November 2, 1998. The plaintiffs claim unspecified damages. FWEB management believes that it has meritorious defenses and that it will successfully defend the suit.

     The second complaint was filed by Ziasun Technologies, Inc. against FWEB and Lynn Duke in the Circuit Court for Seminole County, Florida on or about June 3, 1999, and alleges that FWEB and Ms. Duke defamed the plaintiffs by publishing an article on its Stock Detective web site on April 28, 1999 indicating that Ziasun misled investors, concealed information and otherwise engaged in improper conduct. The Plaintiff claims unspecified damages. FWEB management believes that it has meritorious defenses and that it will successfully defend the suit.


ITEM 9 - MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


     At the time of filing, only a limited market existed for common shares of the Company. As of June 30, 1999, the Company had outstanding 5,457,839 shares of Common Stock with a par value of $ .001 per share.

According to the records of the Company's transfer agent, AlphaTech Stock Transfer, a total of 2,103,979 of those shares were freely tradeable over the counter, and 3,353,860 were restricted shares.

     (a) The Common Stock has been traded on the over the counter market since March of 1997. The high and low bid prices, in fraction and decimal form, for 1997, 1998 and the first two quarters of 1999 are as follows:


                                                           1997
                                                           ----
                                               High              Low


          1st Quarter (March 3 to March 31)    10 (10.000)       6 (6.000)

          2nd Quarter                          7 1/2 (7.500)     5 (5.000)

          3rd Quarter                          8 5/8 (8.625)     6 (6.000)

          4th Quarter                          8 3/4 (8.750)     1/4 (0.250)

                                                           1998
                                                           ----
                                               High              Low

          1st Quarter                          3 5/8 (3.625)     5/16 (0.3125)

          2nd Quarter                          7/8 (0.875)       1/4 (0.250)

          3rd Quarter                          3 1/2 (3.500)     3/8 (0.375)

          4th Quarter                          11 1/8 (11.125)   2 1/4 (2.250)

                                                           1999
                                                           ----
                                               High              Low

          1st Quarter                          27 3/4 (27.750)   10 1/2 (10.500)

          2nd Quarter                          20 1/4 (20.250)   12 1/4 (12.250)


The quotations above reflect interdealer prices without retail markup, mark down or commission, and may not represent actual transactions.

     (b) As of June 30, 1999, the Company had 170 Shareholders of record of its common stock.

     (c) FWEB has not previously paid cash dividends on its Common Stock. The payment of cash dividends from current earnings is not prohibited by any agreements to which FWEB is a party, but is subject to the discretion of the Board of Directors and will be dependent upon many factors, including FWEB's earnings, its capital needs and its general financial condition. FWEB currently does not intend to pursue a policy of payment of dividends, but rather to utilize profits, if any, to finance the development and expansion of its business.

ITEM 10 - RECENT SALES OF UNREGISTERED SECURITIES


     From March of 1997 through March of 1998, the Company sold a total of 1,200,000 shares of its Common Stock, $.001 par value, at a price of $.50 per share. These shares were sold under Rule 504 of Regulation D of the Securities Act of 1933 for a total consideration of $600,000. The proceeds were used for working capital and the acquisition of web sites. The shares were sold by the Company and no commissions or discounts were paid.

     In July of 1998, the Company sold an additional 400,000 shares of its Common Stock, $.001 par value, under Rule 504 at a price of $1.00 per share. No commissions or discounts were paid and the proceeds of $400,000 were used by the Company for working capital and web site acquisitions.

     The exemption under Rule 504, is available to any issuer who is not a reporting company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or not a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. Rule 504 allowed companies to sell up to $1,000,000 of its securities within a 12-month period in an exempt transaction to an unlimited number of investors without regard to the investment sophistication of the investor. In the registration provisions which require the delivery of a prospectus before sale, there was no restriction on resale of the securities by investors. Thus, the Common Stock issued under the Rule 504 exemption was "free-trading" and not restricted under federal law.

     In March of 1997, the Company issued 10,000 shares of its Common Stock, $.001 par value, to Jeffrey Grossman as part of the consideration for "The SmallCap Investor" web site and domain name "financialweb.com". Also in March of 1997, the Company issued 1,000 shares of its Common Stock to Gene Homicki under a Domain Purchase Agreement as part of the consideration for the Internet web site and domain name "financialweb.com." In May of 1998, the Company issued 100,000 shares of its Common Stock to Randall B. Shepardson under the terms of a Purchase Agreement as part of the consideration for the Internet web site and domain name "stocktools.com." The Company relied upon the private placement exemption under Section 4(2) of the Act, including Rule 506 of Regulation D, for these transactions. Both Mr. Homicki and Mr. Shepardson are sophisticated investors, in that both asked questions and received answers from representatives of FWEB concerning the terms and conditions pursuant to which the securities were being offered, examined Company documents, were aware of the limitations on resale imposed by Rule 144, understood the speculative nature of the securities, and represented that they had no present or future need to sell the securities. They manifested their ability to evaluate the merits and risks of the investments, both through the financial information products that they created and transferred to the Company, as well as through their discussions regarding same prior to the transactions.

     In December of 1998, 100,000 shares of Common Stock, $.001 were issued to Rock Company, Inc. in full settlement of $292,367.12 of debt. Pursuant to a warrant agreement exercised on December 28, 1998, the Company issued 800,000 shares of Common Stock to Masada I, L.P. The warrant was modified on March 7, 1999, which resulted in the cancellation of the 800,000 share certificate previously issued and the issuance of a new certificate for 775,385 shares pursuant to a cashless formula based on the closing price of $8.125 on December 28, 1998. On December 15, 1998, 175,000 shares of Common Stock were issued to The Harmat Organization, Inc. pursuant to the exercise of a warrant at $.25 per share. The Company cancelled $43,750 of its outstanding debt to The Harmat Organization, Inc. in exchange for the total exercise price. As consideration for financial services under a letter agreement dated August 20, 1998, the Company promised Spencer Trask Securities, Inc. a warrant to purchase 200,000 shares of Common Stock at $.50 per share. This letter agreement is currently in dispute and no warrant certificate has been issued. On March 31, 1999, the Company signed an engagement letter with Allen & Company Incorporated as its exclusive financial advisor. Under this agreement, Allen & Company Incorporated will receive warrants to purchase 979,321 shares of Common Stock at $4.00 per share. The Company relied upon the private placement exemption under Section 4(2) of the Act, including Rule 506 of Regulation D, for both the original warrant issuances and their subsequent exercise. The warrants were issued to "accredited investors" as that term is defined by Rule 501 of the Securities Act for investment purposes, without solicitation or advertisement by the Company.

     In December 1998, the Company executed a promissory note for $500,000 in principal amount, payable to Frank Musolino and convertible into Common Stock at an exercise price of $.50 per share, subject to adjustment. In January of 1999 the Company issued two warrants for 1,000,000 shares of Common Stock each exercisable at $4.00 per share to Glenn B. Laken and to John J. Katsock, Jr., respectively, under the terms of Consulting Agreements with those individuals. In February of 1999 the Company executed promissory notes for $500,000 in principal amount convertible at $4.00 per share subject to adjustment, and in March of 1999 an additional $1,500,000 in principal amount at the same conversion price. The Company paid a commission of $150,000 on the placement of the March notes. FWEB also executed two notes in March each for $150,000 in principal amount, convertible at $4.50 per share. In May of 1999, the Company issued 100,000 shares of common stock to Mr. Laken and 400,000 shares of common stock to Mr. Katsock pursuant to cashless exercise of the warrants held by them. The Company has relied upon the private placement exemption under Section 4(2) of the Act including Rule 506 of Regulation D for the above transactions. These notes and warrants were sold to "accredited investors" as that term is defined by Rule 501, for investment purposes, without solicitation or advertisement by the Company.



     In 1998 the Company issued 118,000 shares of Common Stock to employees under compensation arrangements. The Company relied on Rule 701 and the private placement exemptions of the Act for these issuances. The issued shares had a market value of $.625 per share, as determined by the closing price on the May 18, 1998 issuance date, for a total value of $73,750. In May of 1999, the Company issued 9,454 shares of common stock to James Gagel, as directors remuneration, pursuant to an option to purchase 10,000 shares of FWEB stock at $.75, the closing price on February 5, 1998, the day the option was granted. The exercise was cashless. The Company relied on Rule 701 and the private placement exemptions of the Act for this issuance.

     In summary, the outstanding shares of common stock consist of the following:

Description                                                                         Shares
-----------                                                                         ------
Beginning Balance as of December 31, 1996                                             80,000
Founders Shares                                                                    1,989,000
Stock sales March, 1997 through March, 1998                                        1,200,000
Stock sale July, 1998                                                                400,000
Stock issued for The SmallCap Investor web site, March 1997                           10,000
Stock issued for financialweb.com domain name, March, 1997                             1,000
Stock issued for stocktools.com web site, May, 1998                                  100,000
Stock issued in full settlement of debt, December, 1998                              100,000
Stock issued pursuant to warrant exercise, December 1998                             800,000
Cancellation of 800,000 share certificate and issuance of 775,385
Share certificate, March, 1999                                                       (24,615)
Stock issued pursuant to warrant exercise, December 1998                             175,000
Stock issued pursuant to employment agreements, May, 1998                            118,000
                                                                                   ---------
     TOTAL SHARES OUTSTANDING AS OF MARCH 31, 1999                                 4,948,385
                                                                                   =========
Stock issued pursuant to warrant exercise, May, 1999                                 100,000
Stock issued pursuant to warrant exercise, May, 1999                                 400,000
Stock issued pursuant to employment agreement, May, 1999                               9,454
                                                                                   ---------
     TOTAL SHARES OUTSTANDING AS OF JUNE 30, 1999                                  5,457,839
                                                                                   =========

ITEM 11 - DESCRIPTION OF SECURITIES


     The Company is authorized to issue 100,000,000 shares of common stock, par value $.001 per share. As of June 30, 1999, 5,457,839 shares of common stock are outstanding, held of record by approximately 170 persons. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is cumulative voting with respect to the election of directors, with the result that the holders of less than 50% of the shares voting for the election of directors can elect some of the directors. The holders of

Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of the funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock, except by agreement.

     Various registration rights are outstanding with respect to the Common Stock. The Company has agreed to register the shares issuable upon exercise of a warrant held by John J. Katsock Jr., within 30 days after the effectiveness of this Form 10-SB. Some of the convertible notes entered into in March of 1999 provide for demand registration of the underlying shares. All the convertible noteholders have the right to "piggy-back" onto a registration of the Company's securities, other than in connection with a merger or pursuant to Form S-8 or S-4. Masada I, L.P., The Harmat Organization, Inc., Frank Musolino, Gary Gould, Alcott Simpson & Co., Inc., Rock Company, Inc. and Stewart International Investments, Ltd. also have piggy-back registration rights. In a few cases the Company is liable for a loss of profit to the holders of such registrable securities, if it does not timely file a registration statement or expeditiously prepare amendments or supplements thereto. With respect to the shares issuable upon exercise of the warrant held by Glenn B. Laken and John J. Katsock, Jr., the Company might also be required to redeem any issued shares at market price or any warrants at the difference between exercise price and market price, if it does not timely file a registration statement for the underlying shares.

     The Company through its Board of Directors is also authorized to issue up to 10,000,000 shares of Preferred Stock, none of which are currently outstanding. The Preferred Stock when issued may have dividend, voting, liquidation and other rights superior to the Common Stock.

     The Company has never paid any dividends. Future dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to the consummation of a business combination. The payment of dividends is within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in the Company's business operations and accordingly, the Board does not anticipate declaring any dividends in the foreseeable future. However, there are no current restrictions on the payment of dividends either by contract or regulation.


ITEM 12 - INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The Company is incorporated in Nevada. Under Sections 78.7502 and 78.751 of the Nevada Revised Statutes, a Nevada Company may, under specified circumstances, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by a director, officer, employee or agent of the Company in connection with the action, suit or proceeding, provided that such provision shall not eliminate or limit the liability of an individual applying for indemnification if, unless otherwise ordered by a court, a final adjudication establishes that (i) his acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and (ii) the act or omission was material to the cause of action.

     FWEB's Articles of Incorporation and Bylaws provide that the Company may indemnify its officers, directors, employees and agents to the fullest extent permissible under Nevada law. Directors and officers shall be, and employees and agents may be, upon adoption of a resolution of the Board of Directors, indemnified if made a party or threatened to be made a party, or involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, or any appeal of such an action or any inquiry or investigation that could lead to such an action, against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorneys' fees) actually incurred in connection with such action. The Board of Directors has the option of making any indemnification payments in advance and to purchase and maintain insurance to protect itself and its officers, directors, employees and agents. These indemnification rights are non-exclusive, but they will not eliminate or limit the liability of any directors, officer, employee or agent to the extent that such person is found liable for: (i) a breach of a duty of loyalty to the Company or its members; (ii) an act or omission not in good faith that constitutes a breach of duty to the Company or involves intentional misconduct or a knowing or reckless violation of the law; (iii) a transaction from which the director, officer, employee or agent received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the individual's duties; or (iv) an act or omission for which liability is expressly provided by an applicable statute.

     The Company currently maintains a Directors and Officers liability insurance policy with an annual aggregate limit of $5,000,000.

ITEM 13 - FINANCIAL STATEMENTS


     (a)  Annual Financial Statements

     Following are annual financial statements for the years ended 1997 and 1998. The Company has conducted its current business since March of 1997.


     (b)  Interim Financial Statements

     Following are interim financial statements for the period ending March 31, 1999.

                            FINANCIALWEB.COM, INC.


                             FINANCIAL STATEMENTS


                               DECEMBER 31, 1998

                            FINANCIALWEB.COM, INC.
                               DECEMBER 31, 1998

--------------------------------------------------------------------------------
                               TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                                                          Page

Auditor's Report                                                            3

Balance Sheets - Restated                                                   4

Statements of Operations - Restated                                       5 - 6

Statements of Cash Flows - Restated                                         7

Statements of Changes in Stockholders' Equity - Restated                    8

Notes to Financial Statements - Restated                                 9 - 14

                                 Jere J. Lane
                          Certified Public Accountant
                              2901 NW 112 Avenue
                            Coral Spring, FL 33065
                  Tele: (954) 340-2848 / Fax: (954) 340-7519


                         INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders' of FinancialWeb.com, Inc.
f/k/a Axxess, Inc.
201 Park Place, Suite 321
Altamonte Springs, FL 32701

I have audited the accompanying balance sheets of FinancialWeb.com, Inc., f/k/a Axxess, Inc. (the Company) as of December 31, 1998 and 1997, and the related statements of operations, cash flows and stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion of these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all respects the financial position of FinancialWeb.com, Inc., f/k/a Axxess, Inc., as of December 31, 1998 and 1997 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.



The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has suffered losses from operations and has a net capital deficiency, raising substantial doubt about its ability to continue as a going concern without additional capitalization. Management's plans in regard to these matters are also described in the notes to the financial statements. These financial statements do not include any adjustments that might result from this uncertainty.




/s/ Jere J. Lane


April 14, 1999, except for Restatement Note, as to which the date is July 16, 1999
Coral Springs, Florida

                            FINANCIALWEB.COM, INC.
                                BALANCE SHEETS
                          DECEMBER 31, 1998 AND 1997


                                                                                                Restated -- See Notes
---------------------------------------------------------------------------------------------------------------------

                                  ASSETS
                                                                                      1998                   1997
                                                                                --------------         --------------
CURRENT ASSETS:
     Cash                                                                       $      322,480         $       82,802
     Prepaid Expenses                                                                  113,515                147,389
     Deposits                                                                            5,580                  2,150
                                                                                --------------         --------------
          Total Current Assets                                                         441,575                232,341

PROPERTY AND EQUIPMENT                                                                 188,745                 46,540

OTHER ASSETS:
     Intellectual Property                                                             186,947                 62,833
                                                                                --------------         --------------
               TOTAL ASSETS                                                     $      817,267         $      341,714
                                                                                ==============         ==============

                          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accrued Expenses                                                           $      266,203         $      150,436
     Notes Payable                                                                     750,436                260,000
                                                                                --------------         --------------
          Total Current Liabilities                                                  1,016,639                410,436
                                                                                --------------         --------------
               TOTAL LIABILITIES                                                     1,016,639                410,436


STOCKHOLDERS' EQUITY:
     Common Stock, $.001 Par Value, 100,000,000 Shares Authorized,
       4,973,000 and 2,680,000 Shares, Respectively, Issued and Outstanding              4,973                  2,680
     Additional Paid-In Capital                                                      2,070,395                336,746
     Stock subscription receivable                                                    (200,000)                    --
     Accumulated (Deficit)                                                          (2,074,740)              (408,148)
                                                                                --------------         --------------
               TOTAL STOCKHOLDERS' EQUITY                                             (199,372)               (68,722)
                                                                                --------------         --------------
               TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $      817,267         $      341,714
                                                                                ==============         ==============

                The accompanying notes are an integral part of
                           the financial statements.

                            FINANCIALWEB.COM, INC.
                           STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                     Restated -- See Notes
----------------------------------------------------------------------------------------------------------

                                                                        1998                        1997
                                                                    ------------                 ---------
NET REVENUES                                                        $   159,529                  $  68,977


Cost of Revenues                                                        218,562                     54,454
                                                                    -----------                  ---------

     GROSS MARGIN                                                       (59,033)                    14,523


Selling, General and Administrative Expenses                          1,564,058                    382,465


Interest Expense                                                         43,501                      4,324
                                                                    -----------                  ---------

     NET (LOSS)                                                     $(1,666,592)                 $(372,266)
                                                                    ===========                  =========

                The accompanying notes are an integral part of
                           the financial statements.

                            FINANCIALWEB.COM, INC.
                      STATEMENT OF OPERATIONS (CONTINUED)
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                      Restated -- See Notes
-----------------------------------------------------------------------------------------------------------
                                                    1998                                            1997
                                                 -----------                                      ---------

BASIC (LOSS) PER COMMON SHARE

(Loss) available to Common Stockholders          $(1,666,592)                                     $(372,266)
                                                 ===========                                      =========

                                                             Weighted                                       Weighted
                                  Shares     Fraction         Average         Shares         Fraction        Average
  Dates Outstanding            Outstanding   of Period        Shares         Outstanding    of Period        Shares
                               -----------   ---------        ------        ------------    ---------        ------
January 1 - February 5          2,680,000     36 / 365         264,329             80,000    36 / 365           7,890
February 6 - March 2            2,880,000     25 / 365         197,260             80,000    25 / 365           5,479
March 3 - March 26              2,880,000     24 / 365         189,370          2,080,000    24 / 365         136,767
March 27 - April 23             2,880,000     28 / 365         220,932          2,380,000    28 / 365         182,575
April 24 - May 19               3,098,000     26 / 365         220,679          2,380,000    26 / 365         169,534
May 20 - July 14                3,498,000     56 / 365         536,679          2,380,000    56 / 365         365,151
July 15 - September 8           3,498,000     56 / 365         536,679          2,680,000    56 / 365         411,178
September 9 -November 30        3,898,000     83 / 365         886,395          2,680,000    83 / 365         609,425
December 1 - December 14        3,998,000     14 / 365         153,348          2,680,000    14 / 365         102,795
December 15 - December 27       4,173,000     13 / 365         148,627          2,680,000    13 / 365          95,452
December 28 - December 31       4,973,000      4 / 365          54,499          2,680,000     4 / 365          29,370
                                                           ------------                                   ------------

Weighted-average shares                                      3,408,797                                      2,115,616
                                                           ============                                   ============

BASIC (LOSS) PER COMMON SHARE                   $(0.49)                                        $(0.18)
                                                ======                                         ======


The equation for computing basic loss per common share is:

 Loss available to common stockholders / Weighted-average shares

                The accompanying notes are an integral part of
                           the financial statements.

                            FINANCIALWEB.COM, INC.
                           STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                            Restated -- See Notes
-----------------------------------------------------------------------------------------------------------------
                                                                               1998                       1997
                                                                           -----------                  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net (Loss)                                                              $(1,666,592)                 $(372,266)
   Adjustments to reconcile Net (Loss)
    to Net Cash Used by Operating Activities
      Depreciation and Amortization                                             76,143                     12,697
      Stock issued for employee services                                        73,750                         -
      Stock Warrants issued for Non-Employee Compensation                      326,075                         -
      (Increase) Decrease in Prepaid Expenses                                   33,874                   (147,389)
      (Increase) in Deposits                                                    (3,430)                    (2,150)
      Decrease in Loans Receivable                                                 -                        2,000
      Increase in Accrued Expenses                                             115,767                    150,436
                                                                           -----------                  ---------
        Net Cash Used by Operating Activities                               (1,044,413)                  (356,672)
                                                                           -----------                  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital Expenditures                                                       (242,562)                  (122,070)
                                                                           -----------                  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in Notes Payable                                                   490,436                    260,000
   Stock Issuances                                                           1,236,217                    300,000
   (Increase) in stock subscription receivable                                (200,000)                        -
                                                                           -----------                  ---------
        Net Cash Flows from Financing Activities                             1,526,653                    560,000
                                                                           -----------                  ---------
NET DECREASE IN CASH                                                           239,678                     81,258

CASH AT BEGINNING OF YEAR                                                       82,802                      1,544
                                                                           -----------                  ---------

CASH AT DECEMBER 31, 1998 AND 1997                                         $   322,480                  $  82,802
                                                                           ===========                  =========
SUPPLEMENTAL INFORMATION:
   Amortization of prepaid consulting fees acquired in exchange for
    shares of common stock                                                 $    66,667                  $  55,556
                                                                           ===========                  =========

                The accompanying notes are an integral part of
                           the financial statements.

                            FINANCIALWEB.COM, INC.
                      STATEMENTS OF STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                             Restated - See Notes
                    ----------------------------------------------------------------------------------------------------------------
                                                     Additional         Stock                                 Total
                                       Common         Paid-In        Subscription      Accumulated        Stockholders'
                          Shares        Stock         Capital         Receivable         Deficit              Equity
                      ------------    ---------    -------------     ------------     --------------     ----------------
RETROACTIVELY
 RESTATED FOR
REVERSE STOCK SPLIT        80,000     $     80       $   39,346                         $  (35,882)         $     3,544

Net (Loss) for
 the Year Ended
 December 31, 1997                                                                        (372,266)            (372,266)

Private Placement         200,000          200           99,800                                                 100,000
 of 200,000 Shares

Stock Issued to
 Officers and
 Directors              2,000,000        2,000           (2,000)                                                      -

Stock Issued for
 Services                 400,000          400          199,600                                                 200,000
                       ----------    ---------      -----------                         -----------          ----------

                        2,680,000        2,680          336,746                           (408,148)             (68,722)

Net (Loss) for
 the Year Ended
 December 31, 1998                                                                      (1,666,592)          (1,666,592)

Private Placement of
 1,100,000 Shares       1,100,000        1,100          991,267                                                 992,367

Stock Issued for
 Services                 118,000          118           73,632                                                  73,750

Stock Issued for
 Intellectual Property    100,000          100           99,900                                                 100,000

Stock Issued pursuant
 to Exercises
 of Warrants              975,000          975          568,850       (200,000)                                 369,825
                       ----------    ---------      -----------      ---------          -----------          ----------

                        4,973,000   $    4,973      $ 2,070,395      $(200,000)         $(2,074,740)         $ (199,372)
                       ==========   ==========      ===========      =========          ===========          ==========

                            FINANCIALWEB.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS

ORGANIZATION BACKGROUND

FinancialWeb.com, Inc., f/k/a Axxess, Inc. , designs, develops, purchases and manages internet based business publications. The Company's corporate offices are in Altamonte Springs, Florida.

The Company was incorporated on May 16, 1983 in the State of Utah under the name of Vital Technologies, Inc., then re-domiciled itself in Nevada in 1988. The Company was inactive from 1991 through 1996. On March 3, 1997 the Company changed its name to Axxess, Inc., reverse split the issued and outstanding shares in a one for twenty-five transaction, changed directors and entered the business of multimedia publishing and communications. On January 4, 1999 the Company adopted its current name, in order to more accurately reflect its core business.


Basis of Presentation and Continued Existence

The Company's financial statements have been presented on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,666,592 and $372,266 for the years ended December 31, 1998 and 1997, respectively, and cumulative losses since inception of $2,074,740. At December 31, 1998, the Company has a working capital deficit of $575,064. The Company's continuation as a going concern is dependent upon its ability to obtain suitable, sufficient financing or equity investment. There is no assurance that the Company will be successful in this endeavor. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash -- The Company considers all highly liquid debt instruments purchased with a maturity of ninety days or less to be the equivalent of cash for financial statement purposes.

Prepaid Expenses -- Prepaid Expenses are stated at cost. Amortization is computed over the estimated period of benefit, normally less than one year. The Company recorded Prepaid Consulting Fees, pursuant to an agreement dated March 8, 1997 wherein consulting services for the thirty six months ended March 7, 2000 were exchanged for shares of common stock.

Property and Equipment -- Property and Equipment are stated at cost. Depreciation is calculated on the various asset classes over their estimated useful lives as follows:

                   Equipment, Furniture and Fixtures                 5 - 7
                   Computer Equipment                                  5

Intellectual Property -- Intellectual Property is stated at cost. Amortization is computed using the straight-line method over five years.

Stock Options, Warrants and Compensation -- The Company accounts for stock options and warrants granted as compensation at the fair market value of the stock on the close of business on the day granted pursuant to the provisions of Financial Accounting Standards Board Statement 123.

Revenue and Cost Recognition -- Revenues and the related Cost of Revenues are recognized upon publication of the customer's advertising on the Company's web sites or for design services pursuant to agreement.

Income Taxes -- The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109. Under such standard, deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal item resulting in the difference is depreciation. The net difference, if any, between the provision for taxes and taxes currently payable is reflected in the balance sheet as deferred income taxes. Deferred tax assets and/or liabilities are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting purposes, or on the expected reversal date for deferred taxes that are not related to an asset or liability. A valuation allowance is provided for deferred tax assets that do not meet a "more likely than not" criterion.

Use of Estimates -- Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities as well as revenues and expenses. Actual results could vary from the estimates management has utilized.

                            FINANCIALWEB.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS

PREPAID EXPENSES

Prepaid Expenses includes consulting fees, professional fees and rent paid in advance. On March 8, 1997 the Company entered into a consulting agreement for various advisory services. The Company tendered 400,000 shares of $.001 par value common stock, valued at $.50 per share, for the services, which are being amortized over the term of the agreement.

Prepaid Expenses consists of the following as of  December 31, 1998:


                      Consulting Fees                $ 77,777
                      Professional Fees                22,700
                      Prepaid Automobile Lease         13,038
                                                     --------

                      Prepaid Expenses               $113,515
                                                     ========

PROPERTY AND EQUIPMENT

Property and Equipment consists of the following as of  December 31, 1998:

                      Equipment, Furniture and Fixtures      $ 39,276
                      Computer Equipment                      177,607
                                                             --------

                      Total Property and Equipment            216,883

                      Less: Accumulated Depreciation           28,138
                                                             --------

                      Property and Equipment                 $188,745
                                                             ========

INTELLECTUAL PROPERTY

Intellectual Property consists of the following as of  December 31, 1998:

                      Internet Web Sites                     $237,650
                      SQL Data Base                            10,000
                                                             --------

                      Total Intellectual Property             247,650

                      Less: Accumulated                        40,723
                       Amortization                          --------

                                                             $186,947
                      Intellectual Property                  ========

                            FINANCIALWEB.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTES PAYABLE

Notes Payable including Accrued Interest consists of the following as of December 31, 1998:

Note payable, due December 14, 1999, including $2,667
accrued interest thereon at 12%                               $502,667

Note payable, due on demand, including
$611 accrued interest thereon at 9.75%                         151,047

Note Payable, due August 12, 1999, including
$1,869 accrued interest thereon at 9.75%                        51,869

Note Payable, due on demand , including
$5,063  accrued interest thereon at 9.75%                       30,063

Note Payable, due on demand, including $1,063 imputed
interest thereon at 9.75%                                       26,063
                                                              --------
Total Notes Payable and Accrued Interest                      $761,709
                                                              ========

INCOME TAXES

The Company neither incurred an expense for nor benefit from any current or deferred income taxes for the year ended December 31, 1998, based on the more likely than not criterion of Statement of Financial Accounting Standards No.
109. The Company has approximately $1,600,000 of loss carryforwards to offset future taxable income expiring through the year 2013.


CAPITAL STOCK TRANSACTIONS

Preferred Stock -- During the year ended December 31, 1997 the Company authorized a class of Preferred Stock consisting of 10,000,000 shares at $.001 par value, with characteristics to be determined later by the Board of Directors. No Preferred stock has been issued as of the date of this financial statement.

Common Stock Issuances -- During the year ended December 31, 1998 the Company issued 1,100,000 shares of its $.001 par value common stock through private placements, 118,000 shares of its $.001 par value common stock to employees in exchange for services, 100,000 shares of its $.001 par value common stock for a web site and 975,000 shares of its $.001 par value common stock pursuant to tendered warrants.

Stock Purchase Warrants -- On August 15, 1997 the Company authorized and issued to The Harmat Organization , Inc. the rights to purchase ("warrants") 1,000,000 shares of the $.001 par value common stock of FinancialWeb.com, Inc. on payment of $.50 per share so purchased, subject to certain terms and conditions. The warrants were issued simultaneous with a loan agreement wherein Harmat agreed to provide funds for FinancialWeb. The original warrants were subsequently returned to the Company as part

                            FINANCIALWEB.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS

of a new agreement between the parties. On July 13, 1998 the Company issued to Harmat the rights to purchase 175,000 shares of the $.001 par value common stock of FinancialWeb.com, Inc. on payment of $.25 per share so purchased , subject to certain terms and conditions. The warrants were recorded at the fair market value of the Company's common stock ($.687) on the close of business on the date issued. All of the warrants were exercised on December 15, 1998 by The Harmat Organization.

Stock Purchase Warrants -- On July 1, 1998 the Company authorized and issued to Masada I, L.P. the rights to purchase ("warrants") 800,000 shares of the $.001 par value common stock of FinancialWeb.com, Inc. on payment of $.25 per share so purchased, subject to certain terms and conditions. The warrants were issued in connection with a consulting agreement executed on that date wherein Masada I, L.P. agreed to provide certain advisory services related to identifying and negotiating mergers and acquisitions, reviewing acquisition documents, reviewing and negotiating licensing agreements and assisting in identifying capital and lending sources. The warrants were recorded at the fair market value of the Company's common stock $.562 on the close of business on the date issued. All of the warrants were exercised on December 28, 1998 by Masada I, L.P.

Convertible Debt -- On December 14, 1998 the Company received $500,000 pursuant to the provisions of a convertible note agreement, wherein, the note holder has the option to convert the principal and accrued interest of any portion of the note at the rate of $.50 of principal for each share of Common Stock which price per share shall be payable by surrender of such portion of the convertible note.


COMMITMENTS AND CONTINGENCIES

Employment Agreements -- The Company has employment agreements with its officers providing for base salaries totaling $305,083, $214,500 and $170,834 in the years ending December 31, 1999, 2000 and 2001 respectively. Additionally, the Company had an agreement with a consultant totaling $10,000 per month that expired in March, 1999.

Facilities Lease -- FinancialWeb.com, Inc. leases its office space pursuant to an agreement dated September 30, 1998. The lease commenced October 1, 1998 for a period of one year with an additional one year option available to the Company. Monthly payments amount to $4,119 in the initial year and $4,325 in the option year. Rent expense for the years ended December 31, 1997 and 1998 was $11,043 and $48,292, respectively.

Litigation -- The Company is presently defending two separate claims brought by plaintiffs alleging defamation resulting from published reports on FinancialWeb's StockDetective.com web site. In management's opinion, based on the advice of legal counsel, the ultimate outcome of these lawsuits will not have a material adverse effect on the Company's financial statements.

Disputes -- The Company is currently disputing the validity of a letter agreement with a consultant wherein the consultant was to receive the right to purchase ("warrants") 200,000 shares of the $.001 par value common stock off FinancialWeb.com, Inc. on payment of $.50 per share. No warrant certificate has been issued regarding this agreement as of the date of these financial statements.


SUBSEQUENT EVENTS

Subsidiaries -- On February 3, 1999 the Company filed Articles of Incorporation for SlugFest.com, Inc. and StockDetective.com, Inc., Nevada subsidiaries, each authorized to issue 100,000 shares of their respective no par common stock and 10,000 shares of their respective no par preferred stock.

                            FINANCIALWEB.COM, INC.
                         NOTES TO FINANCIAL STATEMENTS

Convertible Debt -- On February 11, 1999, March 24, 1999 and April 14, 1999 the Company received, net of commissions, $500,000, $300,000 and $1,350,000 pursuant to several new 9.75% one year convertible notes amounting to $500,000, $300,000 and $1,500,000, respectively. The note holders have the option to convert the principal and accrued interest of any portion of the notes at the rate of $4.00 of principal for each share of Common Stock, which price per share shall be payable by surrender of such portion of the convertible notes.

Stock Purchase Warrants -- Pursuant to various post year ended December 31, 1998 agreements the Company authorized and issued additional rights to purchase ("warrants") shares of the $.001 par value common stock of FinancialWeb.com, Inc. as follows:

                                                                                                               Exercise
                                  Number of                 Date of                   Expiration                 Price
      Description                  Warrants                  Issue                       Date                  per Share
------------------------      ---------------      ----------------------      ----------------------      --------------
Consulting Agreement                1,000,000             January 6, 1999             January 5, 2000               $4.00

Consulting Agreement                1,000,000             January 6, 1999             January 5, 2000               $4.00

Directors Services                    100,000              March 24, 1999              March 23, 2004               $5.00

Financial Advisor                     979,321              March 31, 1999              March 30, 2009               $4.00


Stock Subscription Receivable -- The Company issued 800,000 shares of common stock to Masada I, L.P., pursuant to a warrant agreement exercised on December 28, 1998 at $.25 per share. The $200,000 Stock Subscription Receivable resulting from this transaction was subsequently cancelled in accordance with a new agreement dated March 7, 1999, the original certification for 800,000 shares was returned to the Company, and a new certificate for 775,385 shares was issued pursuant to a cashless exercise formula based on the closing price of the stock ($8.125) on the December 28, 1998 exercise date.

Restated Financial Statements

The Company restated its audited financial statements as follows:

    Common stock issued as founders' shares in 1997, with a par value of $2,000, was reclassified as a reduction in Additional Paid-In Capital rather than as a Discount on Common Stock, and the previously recorded amortization of Discount amounting to $833 was reversed.

    Stock Subscriptions Receivable of $200,000 was reclassified in 1998 as a reduction in Stockholders' Equity rather than as a Current Asset.

    The 118,000 common shares issued to employees for services rendered were recorded as additional compensation in 1998 at the fair market value of the shares ($.562) at issuance. The revisions to Additional Paid-In Capital and the 1998 Selling, General and Administrative Expenses for the shares issued to employees amounted to $73,632.

    The difference between the exercise price ($.25) of the 175,000 stock purchase warrants issued to The Harmat Organization, Inc. and the 800,000 stock purchase warrants issued to Masada I, L.P. and the fair value of the shares when the warrants were granted was recorded as an expense (consulting fees) in 1998. The revisions to Additional Paid-In Capital and the 1998 Selling, General and Administrative Expenses for the stock purchase warrants amounted to $76,475 and $249,600, respectively.

    The Statement of Stockholders' Equity was revised to include a column for the number of common Shares.

    The Balance Sheets, Statements of Operations, Statements of Cash Flows and Statements of Stockholders' Equity were each changed accordingly for the effects of the enumerated restated items.

ITEM 14 - CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE


     The Company has had no disagreements with its accountants regarding accounting or financial disclosure matters.


ITEM 15 - FINANCIAL STATEMENTS AND EXHIBITS


     (a)  List of Financial Statements


          Auditor's Report Fiscal Year Ended December 31, 1998
          Audited Balance Sheet for the Fiscal Year Ended December 31, 1998 and 1997
          Audited Statement of Operations for the December 31, 1998 and 1997 Audited Statement of Cash Flows for the December 31, 1998 and 1997 Audited Statement of Changes In Stockholders' Equity for December 31, 1998 and 1997
          Notes to 1998 and 1997 Financial Statements


     (b)  List of Exhibits



          EXHIBIT                          DESCRIPTION
           NUMBER                          -----------
          -------

             3.1*   -  Amended and Restated Articles of Incorporation of
                       FinancialWeb.com, Inc.
             3.2*   -  Bylaws of FinancialWeb.com, Inc.
             4.1    -  Articles IV, VI & VII of the Amended and Restated Articles of
                       Incorporation of FinancialWeb.com, Inc. (see Exhibit 3.1)
             4.2    -  Articles 2, 6, and 7 of the Bylaws of FinancialWeb.com, Inc. (see
                       Exhibit 3.2)
             4.3*   -  Purchase Agreement with Jeffrey A. Grossman, dated March 3, 1997
             4.4*   -  Registration Rights Agreement with Alcott Simpson & Co., Inc., dated March 10, 1997
             4.5*   -  Registration Rights Agreement with Stewart International
                       Investments, Ltd., dated March 10, 1997
             4.6*   -  Warrant to Purchase Common Stock for Masada I, L.P. and
                       Registration Rights Agreement, dated July 1, 1998
             4.7*   -  Warrant to Purchase Common Stock for The Harmat Organization,
                       Inc. and Registration Rights Agreement, dated July 13, 1998
             4.8*   -  Registration Rights Agreement with Alcott Simpson & Co., Inc.,


                       dated July 17, 1997

             4.9*   -  Registration Rights Agreement with Rock Company, Inc., dated July
                       17, 1997
            4.10*   -  Convertible Note payable to Frank Musolino due December 14, 1999

            4.11*   -  Warrant Agreement with Glenn B. Laken, dated January 6, 1999
            4.12*   -  Warrant Agreement with John J. Katsock, dated March 10, 1999
            4.13*   -  Convertible Note payable to Larry Riesberg , dated February 12, 1999
            4.14*   -  Convertible Note payable  to Donald Sliter, dated February 12, 1999
            4.15*   -  Convertible Note payable to Steven Muslin, dated February 12, 1999
            4.16*   -  Convertible Note payable to Dr. Thwack, an Illinois general partnership, dated February 12, 1999
            4.17*   -  Convertible Note payable to Steven F. Story, Revocable Trust of
                       8/9/95, dated March 25, 1999
            4.18*   -  Convertible Note payable to Banning Enterprises Ltd., dated March
                       25, 1999
            4.19*   -  Convertible Note payable to Anson McCoy Beard, Jr, dated March
                       30, 1999
            4.20*   -  Convertible Note payable to the Prime Equity Fund, L.P., dated
                       March 30, 1999
            4.21*   -  Convertible Note payable to Adel R.B. Kellel, dated March 30, 1999
            4.22*   -  Convertible Note payable to Dogwood Bonsai Opportunity Fund,
                       L.P., dated March 30, 1999
            4.23*   -  Convertible Note payable to Adel R.B. Kellel, dated March 30, 1999
            4.24*   -  Convertible Note payable to Bluewater Consulting, Inc., dated March
                       30, 1999
            4.25*   -  Consulting Agreement with registration rights, with Gary Gould, dated March 1, 1999
            4.26*   -  Director Services Agreement with Martin Averbuch, dated March 24,
                       1999
            10.1*   -  Employment Agreement with Kevin Lichtman dated April 1, 1997, and amendment thereto, dated November 4, 1998
            10.2*   -  Employment Agreement with James P. Gagel dated December 1,
                       1998, and amendment thereto, dated February 1, 1999
            10.3*   -  Employment Agreement with Jeffrey Abbott, dated October 1, 1998
            10.4*   -  Employment Agreement with John Keating, dated February 9, 1998
            10.5*   -  Employment Agreement with Carl Surran, dated July 21, 1997
            10.6    -  Director Services Agreement with Martin Averbuch, dated March 24,
                       1999 (see Exhibit 4.26)
            10.7    -  Asset  Purchase Agreement with Jeffrey A. Grossman, dated March 3,
                       1997 (see Exhibit 4.3)
            10.8*   -  Asset Purchase Agreement with Gene Homicki, dated March 3, 1997
            10.9*   -  Asset Purchase Agreement with Randall Shepardson, dated January
                       11, 1998
           10.10*   -  Asset Purchase Agreement with Patrick Welsh, dated February 17,
                       1999
           10.11*   -  Asset Purchase Agreement with Michael Onghai and Daily Stocks,
                       Inc., dated April 7, 1999
           10.12*   -  License Agreement with Thomson Investors Network, dated
                       September 15, 1997
           10.13*   -  License Agreement with Media General Financial Services, Inc., dated September 17, 1997
           10.14*   -  License Agreement with Douglas Pike, dated December 3, 1997
           10.15*   -  License Agreement with Nathaniel Cohen, dated December 23, 1997



           10.16*   -  License Agreement with North American Quotations, Inc., dated
                       February 24, 1998
           10.17*   -  License Agreement with Comtex Scientific Corporation, dated
                       February 25, 1998
           10.18*   -  License Agreement with Partes Corporation, dated April 1, 1998
           10.19*   -  License Agreement with ValueLine Publishing, Inc., dated June 1,
                       1998
           10.20*   -  License Agreement with SportsTicker Enterprises, L.P., dated August
                       13, 1998
           10.21*   -  License Agreement with InfoSeek Corporation, dated August 28,
                       1998
           10.22*   -  License Agreement with S&P Comstock, Inc., dated October 4, 1998
           10.23*   -  License Agreement with Weathernews, Inc., dated December 1, 1998
           10.24*   -  Distribution Agreement with Pace Financial Network, LLC, dated
                       March 15, 1999
           10.25*   -  Consulting Agreement with Spencer Trask Securities Inc., dated July
                       2, 1998, and amendment thereto, dated August 20, 1998
           10.26*   -  Consulting Agreement with Glenn B. Laken, dated January 6, 1999
           10.27*   -  Consulting Agreement with John J. Katsock, dated March 10, 1999
           10.28*   -  Consulting Agreement with Allen & Company Incorporated, dated
                       March 31, 1999
           10.29    -  Convertible Note payable to Larry Riesberg, dated February 12, 1999
                       (see Exhibit 4.13)
           10.30    -  Convertible Note payable to Donald Sliter, dated February 12, 1999
                       (see Exhibit 4.14)
           10.31    -  Convertible Note payable to Steven Muslin, dated February 12, 1999
                       (see Exhibit 4.15)
           10.32    -  Convertible Note payable to Dr. Thwack, an Illinois general partnership, dated February 12, 1999 (see Exhibit 4.16)
           10.33    -  Convertible Note payable to Steven F. Story, Revocable Trust of
                       8/9/95, dated March 25, 1999 (see Exhibit 4.17)
           10.34    -  Convertible Note payable to Banning Enterprises Ltd., dated March
                       25, 1999 (see Exhibit 4.18)
           10.35    -  Convertible Note payable to Anson McCoy Beard, Jr., dated March
                       30, 1999 (see Exhibit 4.19)
           10.36    -  Convertible Note payable to Prime Equity Fund, L.P., dated March
                       30, 1999 (see Exhibit 4.20)
           10.37    -  Convertible Note payable to Adel R. B. Kellel, dated March 30, 1999
                       (see Exhibit 4.21)
           10.38    -  Convertible Note payable to Dogwood Bonsai Opportunity Fund,
                       L.P., dated March 30, 1999 (see Exhibit 4.22 )
           10.39    -  Convertible Note payable to Adel R.B. Kellel, dated March 30, 1999
                       (see Exhibit 4.23)
           10.40    -  Convertible Note payable to Bluewater Consulting, Inc., dated March
                       30, 1999 (see Exhibit 4.24)
           10.41*   -  Promissory Note payable to The Harmat Organization, Inc., dated
                       December 15, 1998
              21*   -  Subsidiaries
              27*   -  Financial Data Schedule


* - Previously Filed

                                  SIGNATURES


          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  FINANCIALWEB.COM, INC.



Date:  August 18, 1999            By: /s/ James Gagel
                                     --------------------------------------
                                      James Gagel, Executive Vice President

                     FINANCIALWEB.COM, INC. & SUBSIDIARIES

                                 BALANCE SHEET

                                MARCH 31, 1999

                                  (UNAUDITED)

                                    ASSETS


CURRENT ASSETS
 CASH-COLONIAL BANK                               $442,269
 PREPAID CONSULTING FEES                            61,111
 PREPAID EXPENSES-OTHER                             11,175
                                                  --------
TOTAL CURRENT ASSETS                                              $  514,555

PROPERTY & EQUIPMENT
 COMPUTER EQUIPMENT                                208,933
 OFFICE FURNITURE & EQUIP                           47,277
                                                  --------

TOTAL PROPERTY & EQUIPMENT                         256,210
 ACCUMULATED DEPRECIATION                          (40,232)
                                                  --------
NET PROPERTY & EQUIPMENT                                             215,978

OTHER ASSETS
 INTELLECTUAL PROPERTY                             247,650
 ACCUMULATED AMORTIZATION                          (73,085)
 SECURITY DEPOSITS                                   5,780

TOTAL OTHER ASSETS                                                   180,345
                                                                  ----------

TOTAL ASSETS                                                      $  910,878
                                                                  ==========

                     FINANCIALWEB.COM, INC. & SUBSIDIARIES

                                 BALANCE SHEET

                                MARCH 31, 1999

                                  (UNAUDITED)

                     LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
  ACCOUNTS PAYABLE                               $   123,839
  PAYROLL TAXES PAYABLE                               33,402
  ACCRUED EXPENSES                                   206,843
  NOTES PAYABLE                                    1,500,436
                                                 -----------
TOTAL CURRENT LIABILITIES                                        $1,864,520
                                                                 ----------

TOTAL LIABILITIES                                                 1,864,520

STOCKHOLDERS' EQUITY
  COMMON STOCK                                         4,948
  ADDITIONAL PAID-IN CAPITAL                       1,870,420
  RETAINED EARNINGS                               (2,074,739)
  NET INCOME OR (LOSS)                              (754,271)
                                                 -----------

TOTAL STOCKHOLDERS' EQUITY                                         (953,642)
                                                                 ----------

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                         $  910,878
                                                                 ==========

                     FINANCIALWEB.COM, INC. & SUBSIDIARIES

                     BALANCE SHEET--SUPPLEMENTAL SCHEDULE

                                MARCH 31, 1999

                                  (UNAUDITED)

                              SUPPORTING SCHEDULE

ACCRUED EXPENSES
 ACCRUED CONSULTING FEES                      $  168,625
 ACCRUED EXPENSE REIMBURSEMENT                     3,930
 ACCRUED INTEREST-HARMAT                           4,278
 ACCRUED INTEREST-MUSLIN                           1,135
 ACCRUED INTEREST-MUSOLINO                        17,667
 ACCRUED INTEREST-RIESBERG                           567
 ACCRUED INTEREST-ROCK                             5,672
 ACCRUED INTEREST-SHEPARDSON                       1,063
 ACCRUED INTEREST-SLITER                           2,771
 ACCRUED INTEREST-THWACK                           1,135
                                              ----------

TOTAL ACCRUED EXPENSES                        $  206,843
                                              ==========

NOTES PAYABLE
 NOTE PAYABLE-BANNING                         $  150,000
 NOTE PAYABLE-HARMAT                             150,436
 NOTE PAYABLE-MUSLIN                             100,000
 NOTE PAYABLE-MUSOLINO                           500,000
 NOTE PAYABLE-RIESBERG                            50,000
 NOTE PAYABLE-ROCK                                25,000
 NOTE PAYABLE-SHEPARDSON                          25,000
 NOTE PAYABLE-SLITER                             250,000
 NOTE PAYABLE-STORY                              150,000
 NOTE PAYABLE-THWACK                             100,000
                                              ----------

TOTAL NOTES PAYABLE                           $1,500,436
                                              ==========

                     FINANCIALWEB.COM, INC. & SUBSIDIARIES

                               INCOME STATEMENT

                                  (UNAUDITED)

                                      3 MONTHS ENDED           3 MONTHS ENDED
                                          3/31/99                  3/31/98
                                      --------------           --------------
INCOME
  BANNER ADVERTISING                     $ 67,335                  $ 5,335
                                         --------                  -------

TOTAL INCOME                               67,335                    5,335

COST OF SALES
  COST OF SALES-DATA                       97,330                    6,850
  CONTRACT PROGRAMMING                     23,420                        0
  SUBCONTRACTORS                            6,458                        0
  COMMUNICATIONS                            3,647                    6,317
  SUPPLIES/PARTS-REPAIRS                        0                    1,502
                                         --------                  -------

TOTAL COST OF SALES                       130,855                   14,669
                                         --------                  -------

GROSS PROFIT                              (63,520)                  (9,334)

OCCUPANCY EXPENSE
  RENT                                     30,192                    8,835
  REPAIRS & MAINTENANCE                     3,535                        0
  UTILITIES                                   224                      208
                                         --------                  -------

TOTAL OCCUPANCY EXPENSE                    33,951                    9,043

SALES/MARKETING EXPENSE
  ADVERTISING                              10,726                      604
  BUSINESS GIFTS/PROMOTIONS                     0                      212
  DUES & SUBSCRIPTIONS                      8,340                    3,248
  MEETINGS & SEMINARS                         195                      110
  T&E-MEALS & ENTERTAINMENT-50              2,770                    1,204
  T&E-TRAVEL & LODGING-100%                10,165                    5,894
  VEHICLE EXPENSE-GENERAL                   1,162                        0
  VEHICLE EXPENSE-LEASE                     1,863                        0
                                         --------                  -------

TOTAL SALES/MARKETING EXPENSE              35,221                   11,272

                     FINANCIALWEB.COM, INC. & SUBSIDIARIES

                               INCOME STATEMENT

                                  (UNAUDITED)

                                        3 MONTHS ENDED          3 MONTHS ENDED
                                            3/31/99                 3/31/98
                                        --------------          --------------
GENERAL & ADMIN EXPENSE
 PAYROLL-OFFICER-KL                         33,750                   10,000
 PAYROLL-OFFICER-JG                         18,333                    8,750
 PAYROLL-OFFICE                             46,896                    4,208
 PAYROLL-PROGRAMMING                       135,829                   50,700
 PAYROLL-TEMPORARY                           7,587                    1,707
 PAYROLL-TAXES                              22,770                   15,301
 AMORTIZATION                               12,383                    7,388
 BANK CHARGES                                   36                       62
 CONSULTING FEES                            35,326                   47,916
 DEPRECIATION                               12,095                    5,652
 EMPLOYEE PLACEMENT FEE                     15,000                        0
 EQUIPMENT RENTAL                            3,074                      339
 FURNITURE RENTAL                                0                      559
 INSURANCE-GENERAL                           1,923                    2,651
 INSURANCE-HEALTH                           10,183                    1,252
 INTEREST EXPENSE                           25,873                    6,498
 OFFICE EXPENSE-GENERAL                      8,544                    4,588
 OFFICE EXPENSE-POSTAGE                      2,622                      376
 OFFICE EXPENSE-PRINTING                     2,278                    1,697
 PROF FEES-ACCOUNTING                        1,990                       86
 PROF FEES-LEGAL                           203,223                    2,500
 PROF FEES-PROGRAMMING                       3,200                      500
 TAXES & LICENSES                            1,005                      811
 TELEPHONE/COMMUNICATIONS                   17,659                    2,825
                                         ---------                ---------

TOTAL GENERAL & ADMIN EXP                  621,579                  176,366
                                         ---------                ---------

TOTAL EXPENSES                             690,751                  196,681
                                         ---------                ---------

NET INCOME OR (LOSS)                     $(754,271)               $(206,015)
                                         =========                =========

                     FINANCIALWEB.COM, INC. & SUBSIDIARIES

                            STATEMENT OF CASH FLOWS

               FOR THE THREE MONTHS ENDED MARCH 31, 1999 & 1998

                                  (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES                  3/31/99        3/31/98
                                                  --------------   ------------

NET LOSS                                            $(754,271)       $(206,015)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES
   AMORTIZATION                                        12,383            7,388
   DEPRECIATION                                        12,095            5,652
CHANGE IN ASSET & LIABILITY ITEMS
   DECREASE IN OTHER CURRENT ASSETS                    41,229           19,612
   INCREASE IN OTHER ASSETS                           (200.00)         (73,750)
   INCREASE IN ACCOUNTS PAYABLE                       105,197
   INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES    (7,319)          31,742
                                                    ---------        ---------

NET CASH USED IN OPERATIONS                          (590,886)        (215,371)

CASH FLOWS FROM INVESTING ACTIVITIES

PURCHASE OF PROPERTY AND EQUIPMENT
    COST OF PROPERTY AND EQUIPMENT                    (39,327)         (63,317)
                                                    ---------        ---------

NET CASH USED IN INVESTING ACTIVITIES                 (39,327)         (63,317)

CASH FLOWS FROM FINANCING ACTIVITIES

    NEW BORROWINGS
      INCREASE IN NOTE PAYABLES                       800,000          125,000
    STOCK ISSUANCES                                                    100,100
    DEBT REDUCTION
      DECREASE IN NOTE PAYABLES                       (50,000)         (10,000)
                                                    ---------        ---------

NET CASH PROVIDED FROM FINANCING ACTIVITIES           750,000          215,100

NET DECREASE IN CASH                                  119,787          (63,588)

CASH - BEGINNING OF PERIOD                            322,482           82,803
                                                    ---------        ---------

CASH - END OF PERIOD                                $ 442,269        $  19,215
                                                    =========        =========

                            FINANCIALWEB.COM, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                             FOR THE PERIODS ENDED
                       MARCH 31, 1999 AND MARCH 31, 1998

                                  (UNAUDITED)

                                                                     ADDITIONAL       STOCK                           TOTAL
                                           COMMON       COMMON        PAID-IN      SUBSCRIPTION    ACCUMULATED     STOCKHOLDERS'
                                           SHARES        STOCK        CAPITAL       RECEIVABLE       DEFICIT          EQUITY
                                           ------       ------       ----------    ------------    -----------     -------------
BALANCES AS OF DECEMBER 31, 1997          2,680,000     $2,680          336,746                      (408,148)       $ (68,722)

NET INCOME OR (LOSS) FOR THE
PERIOD ENDED MARCH 31, 1998                                                                          (206,014)        (206,014)

PRIVATE PLACEMENT OF 200,000
SHARES                                      200,000        200           99,800                                        100,000

STOCK ISSUED FOR INTELLECTUAL
PROPERTY                                    100,000        100                                                             100
                                          ---------     ------        ---------                     ----------       ---------
BALANCES AS OF MARCH 31, 1998             2,980,000     $2,980          436,546                       (614,162)      $(174,636)
                                          =========     ======        =========                     ==========       =========

BALANCES AS OF DECEMBER 31, 1998          4,973,000     $4,973        2,070,395     (200,000)       (2,074,739)      $(199,371)

CASHLESS EXERCISE OF WARRANTS               (24,615)       (25)        (199,975)     200,000                                 0

NET INCOME OR (LOSS) FOR THE
PERIOD ENDED MARCH 31, 1999                                                                           (754,271)       (754,271)
                                          ---------     ------        ---------     --------        ----------       ---------
BALANCES AS MARCH 31, 1999                4,948,385     $4,948        1,870,420            0        (2,829,010)      $(953,642)
                                          =========     ======        =========     ========        ==========       =========

                            FINANCIALWEB.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (UNAUDITED)

ORGANIZATION BACKGROUND

FinancialWeb.com, Inc., f/k/a/ Axxess, Inc., designs, develops, purchases and manages internet based business publications. The Company's corporate offices are in Altamonte Springs, Florida.

The Company was incorporated on May 16, 1983 in the State of Utah under the name of Vital Technologies, Inc., then re-domiciled itself in Nevada in 1988. The Company was inactive from 1991 through 1996. On March 3, 1997 the Company changed its name to Axxess, Inc., reverse split the issued and outstanding shares in a one for twenty-five transaction, changed directors and entered the business of multimedia publishing and communications. On January 4, 1999 the Company adopted its current name, in order to more accurately reflect its core business.

BASIS OF PRESENTATION AND CONTINUED EXISTENCE

The Company's financial statements have been presented on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,666,592 and $372,266 for the years ended December 31, 1998 and 1997, respectively, and cumulative losses since inception of $2,829,010. At March 31, 1999, the Company has a working capital deficit of $1,349,965. The Company's continuation as a going concern is dependent upon its ability to obtain suitable, sufficient financing or equity investment. There is no assurance that the Company will be successful in this endeavor. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Balance Sheet as of March 31, 1999, the Income Statements for the three months ended March 31, 1999 and 1998, the Statements of Cash Flows for the three months ended March 31, 1999 and 1998 and the Statements of Stockholders' Equity for the periods ended March 31, 1999 and 1998 have been prepared by the Company. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations, cash flows and stockholders' equity have been made.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been omitted. It is suggested that these interim financial statements be read in conjunction with the restated financial statements and accompanying notes for the year ended December 31, 1998.